FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2003

CREAM MINERALS LTD.

(Translation of registrant's name into English)

Suite 1400 - 570 Granville Street Vancouver, B.C.  V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cream Minerals Ltd

(Registrant)

By:/s/ Rodrigo Romo

(Signature)

Rodrigo A. Romo, Legal Assistant

Date: September 4, 2003

Press Release Dated August 8, 2003 - Cream Retains Renmark Financial Communications Inc. to Provide Investor Relations Services
Notice of Annual General Meeting
Information Circular
Proxy
Annual Return Card
Year End Financial Statements for the Period ending March 31, 2003
Confirmation of Mailing for the Year End.
First Quarter Financial Statements for the Period ending June 30, 2003
Confirmation of Mailing for the Quarter End

CREAM MINERALS LTD.

1400 - 570 Granville Street

Vancouver, B.C.  Canada  V6C 3P1

www.creamminerals.com

August 8, 2003

Ticker Symbol:

CMA-TSX Venture Exchange

CRMXF: OTC Bulletin Board

CREAM RETAINS RENMARK FINANCIAL COMMUNICATIONS INC. TO

PROVIDE INVESTOR RELATIONS SERVICES

Cream Minerals Ltd. (CMA: TSX Venture Exchange; CRMXF: OTC Bulletin Board) announces that, subject to regulatory approval, it has retained the services of Renmark Financial Communications Inc. ("Renmark") to provide investor relations services for Cream.

Renmark will distribute news and information on Cream and provide consistent and timely contact with Cream's shareholders, other investors and industry professionals on behalf of Cream.

Renmark maintains its offices in Montreal and works closely with financial analysts, advisors and investors in Canada and the United States.

Renmark will receive a fee of CDN$4,000 per month starting August 2003.  The term of the contract is for 12 months, with a minimum 6-month service period.  Payment of Renmark's fees will be funded by Cream's controlling shareholder.  The shareholder will be reimbursed from unallocated working capital as it becomes available.  Renmark and its employees are at arm's-length to Cream.

Frank A. Lang
President

For further information please contact:
Renmark Financial Communications Inc.
Tel:  (514) 939-3989  Fax: (514) 939-3717
Neil Murray-Lyon - Email: nmurray-lyon@renmark.com
Sylvain Laberge - Email: slaberge@renmark.com

No regulatory authority has approved or disapproved the information contained in this news release.

CREAM MINERALS LTD.

Suite 1400 - 570 Granville Street
Vancouver, British Columbia,  V6C 3P1

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the "Meeting") of the members ("Shareholders") of CREAM MINERALS LTD. (the "Company") will be held at 1400, 570 Granville Street, Vancouver, British Columbia, on September 25, 2003, at the hour of 2:00 p.m., Vancouver time, for the following purposes:

1.

To receive and consider the report of the directors and the consolidated financial statements of the Company together with the auditor's report thereon for the financial year ended March 31, 2003.

2.

To fix the number of directors at six.

3.

To elect directors for the ensuing year.

4.

To appoint the auditor for the ensuing year and authorize the directors to fix the remuneration to be paid to the auditor.

5.

To consider and if thought advisable authorize the directors in their discretion and subject to regulatory approval, and compliance with the policies of the TSX Venture Exchange to issue, in one or more private placements, such number of securities that exceeds 25% of the total number outstanding as at August 15, 2003, all as more fully set forth in the Information Circular accompanying this Notice.

6.

To consider and if thought advisable, to pass an ordinary resolution of the Disinterested Shareholders of the Company that Directors in their discretion be authorized to amend stock options previously granted to insiders, subject to all necessary regulatory approvals.

7.

To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

An Information Circular and a copy of the audited consolidated financial statements of the Company for the year ended March 31, 2003, and the auditor's report thereon, accompany this Notice.  The Information Circular contains details of matters to be considered at the Meeting and is deemed to form part of this Notice.

If you are unable to attend the Meeting in person, and wish to ensure that your shares will be voted at the Meeting, please complete, sign and date the enclosed proxy form and deliver it by fax, hand or mail in accordance with the instructions set out in the proxy form and Information Circular.

DATED this 18th day of August, 2003.

BY ORDER OF THE BOARD

"Frank A. Lang"

Frank A. Lang, President

CREAM MINERALS LTD.

#1400 - 570 Granville Street
Vancouver, British Columbia
V6C 3P1

INFORMATION CIRCULAR

(As at July 31, 2003, except as indicated)

This information circular is furnished in connection with the solicitation of proxies by the management of Cream Minerals Ltd. (the "Company") for use at the annual general meeting of the Company to be held on September 25, 2003, and at any adjournments thereof.  Unless the context otherwise requires, references to the Company include the Company and its subsidiaries.  The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company.  The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the shareholder's proxyholder.  The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or Directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form.  A proxyholder need not be a shareholder.

VOTING BY PROXY

Common shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the member (the "shareholder") on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be delivered to the office of the Company's registrar and transfer agent, Computershare Trust Company of Canada by mail in the enclosed self-addressed envelope or failing that, by mail or by hand at 9th Floor, 100 University Avenue, Toronto, ON, Canada, M5J 2Y1,

or by fax 1-(866) 249-7775, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares.  More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare Trust Company of Canada as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided.

In either case, Non-Registered Holders who wish their shares to be voted at the Meeting should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.  The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting.  Only registered shareholders have the right to revoke a proxy.  Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Presently, the Company is authorized to issue 500,000,000 common shares without par value (the "common shares"), of which 22,173,777 common shares are issued and outstanding as at July 31, 2003.  The holders of common shares are entitled to one vote for each common share held.  Holders of common shares of record at the close of business on August 15, 2003 will be entitled to receive notice of and vote at the meeting.

To the knowledge of the Directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company, except the following:

Name	No. of Common Shares Owned or Controlled	Percentage of Outstanding Common Shares
Frank A. Lang West Vancouver, BC	4,758,580/4,760,773 (1)	42.93%

(1) Of these common shares, 215,900, 688,470 and 3,856,403 common shares are held indirectly in the names of Mark Management Ltd., Dauntless Developments Ltd. and Lang Mining Corporation respectively, three private companies controlled by Frank A. Lang.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each Annual General Meeting and hold office until the next Annual General Meeting or until their successors are appointed.  In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Member approval will be sought to fix the number of directors of the Company at six.

The Company does not have an executive committee of its board of directors.  However, it is required to have an audit committee.  Members of this committee are Ronald M. Lang, Sargent H. Berner and William J. Witte.

Management of the Company proposes to nominate each of the following persons for election as a Director.  Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned or (directly/indirectly) controlled (2)
FRANK A. LANG (1) West Vancouver, BC President, CEO & Director	Honorary Chairman of Aurizon Mines; Chairman and Director of Emgold Mining Corporation, Sultan Minerals Inc., and ValGold Resources Ltd.	Served as a director since 1966	4,758,580/4,760,773 (2)(3)
ARTHUR G. TROUP West Vancouver, BC Director and Vice President Exploration	Consulting Geologist, Engineer/Geochemist; President of Sultan Minerals Inc.; Vice-President of Exploration for Emgold Mining Corporation and ValGold Resources Ltd.	Served as a director since 1989	158,400/125,000 (2)(4)
RONALD M. LANG (1) Kelowna, BC Director	Self-employed businessman.	Served as a director since 1987	220,167/212,000 (5)
SARGENT H. BERNER (1) Vancouver, BC Director	Partner of DuMoulin Black, Barristers & Solicitors	Served as a director since 1987	145,000/7,000
WILLIAM J. WITTE West Vancouver, BC Director & Executive Vice President	Director, President of Emgold Mining Corp, Executive Vice-President of ValGold Resources Ltd., and director of other private companies.	Served as a director since 1997	397,975/10,000 (1)
FERDINAND HOLCAPEK Durango, Durango Mexico Director	Sole Administrator and Director General of Cream Minerals de Mexico S.A. de C.V.	Served as a director since October 2001	1,924,037

(1)

Member of the audit committee.

(2)

Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at July 31, 2003, based upon information furnished to the Company by individual Directors.  Unless otherwise indicated, such shares are held directly.

(3)

Of these common shares, 215,900, 688,470 and 3,856,403 common shares are held indirectly in the names of Mark Management Ltd., Dauntless Developments Ltd. and Lang Mining Corporation respectively, three private companies controlled by Frank A. Lang.

(4)

Of these shares, 125,000 are held in the name of Istana Investments Ltd., a private company controlled by Arthur G. Troup.

(5)

Of these shares, 212,000 are held in the name of Peachland Market Ltd., a private company controlled by Ronald M. Lang.

EXECUTIVE COMPENSATION

The following table (presented in accordance with the rules ("the Rules") made under the Securities Act (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer and the other four most highly compensated executive officers of the Company as at March 31, 2003, whose individual total compensation for the most recently completed financial year exceeded $100,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively "the Named Executive Officers").

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary Bonus Other Annual ($) ($) Compensation ($) (1)			Securities Under Option/ SAR's granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All other Compensa-tion ($)
Frank A. Lang	2003	Nil	Nil	7,500	170,000	Nil	Nil	Nil
President & CEO	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2001	Nil	Nil	Nil	118,600	Nil	Nil	Nil

(1) Management fees are paid to Lang Mining Corporation, a private company controlled by Mr. Lang, for his services as President and CEO of the Company.  No other fees are paid directly or indirectly for his services.  See also "Management Contracts".

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid.

Option Grants During the
Most Recently Completed Financial Year

Stock option grants made to the Named Executive Officer during the most recently completed financial year.

Named Executive Officer	Securities Under Options Granted (#)	% of Total Options Granted to All Employees in the Financial Year	Exercise or Base Price ($/Securities)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Date of Grant	Expiration Date
Frank A. Lang	170,000	14.77%	0.15	0.15	26-April-2002	26-April-2007

Aggregated Options/SAR Exercises in Last Financial Year
and Financial Year-End Option/SAR Values

The Named Executive Officer did not exercise any options in respect of the Company's shares during the most recently completed financial year.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SAR's at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SAR's at Fiscal Year-End ($) Exercisable/ Unexercisable
Frank A. Lang	Nil	Nil	246,100/42,500 (1)	1,186
(1) 38,600 of these are held indirectly in the names of Dauntless Developments Ltd., a private companies controlled by Frank A. Lang

Termination of Employment, Changes in Responsibility and Employment Contracts:

The Company and its subsidiaries have no employment contracts with any Named Executive Officer.

The Company and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Company's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this information circular.

The Company does have a formalized stock option plan for the granting of incentive stock options to the officers, employees and Directors.  The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the Shareholders.

The following table sets forth information concerning individual grants of options to purchase securities of the Company made during the most recently completed financial year to the Directors of the Company (excluding the Named Executive Officer):

Name of Director and Position as at Financial Year-End	Securities Under Options Granted (#)	% of Total Options Granted to All Employees in the Financial Year	Exercise or Base Price ($/Securities)(2)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Date of Grant	Expiration Date
William J. Witte, Director and Executive Vice President	100,000(1)	8.69	0.15	0.15	26-Apr-02	26-Apr-07
Ronald M. Lang Director	100,000(1)	8.69	0.15	0.15	26-Apr-02	26-Apr-07
Sargent H. Berner, Director	85,000(1)	7.39	0.15	0.15	26-Apr-02	26-Apr-07
Ferdinand Holcapek Director	100,000(1)	8.69	0.15	0.15	26-Apr-02	26-Apr-07
Arthur G. Troup Director and Vice President, Exploration	75,000(1)	6.52	0.15	0.15	26-Apr-02	26-Apr-07

Notes:

(1)

The board of directors granted these options on April 26, 2002, subject to regulatory approval, which was received May 14, 2002.  No other options were granted to directors in the 2003 fiscal year.

(2)

The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the two week average trading price of the common shares of the Company on each stock exchange on which the shares of the Company are listed at the time of the grant of the option, less the maximum discount permitted under the regulations of such stock exchange or such other price as may be agreed to by the Company and approved by such stock exchange.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any Director, executive officer, senior officer, proposed nominee for election as a Director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise during the most recently completed financial year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

For the purposes hereof, an "insider" is a director or senior officer of the Company, a director or senior officer of a company that is itself an insider or subsidiary of the Company, or a person whose control, or direct or indirect beneficial ownership, or a combination thereof, over securities of the Company extends to securities carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities

No insider or proposed nominee for election as a Director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company, except as follows:

Shares for Debt

Subsequent to March 31, 2003, after receiving regulatory approval, the Company issued an aggregate 2,209,256 common shares to two individual insiders and to a private company controlled by an insider at a price of $0.15 per share.  The common shares are subject to a four-month hold period expiring September 13, 2003, and were issued in satisfaction of the Company's indebtedness to the three parties in the amount of $331,389.

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of Morgan & Company, Chartered Accountants, of #1488 - 700 West Georgia Street
Vancouver, British Columbia, V7Y 1A1, British Columbia, as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

MANAGEMENT CONTRACTS

Effective August 1, 2001, the Company entered into a Shareholder and Operating Agreement to be provided with management, administrative, geological and other services by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Certain directors and/or officers of the Company are also directors and/or officers of LMC.

As at March 31, 2003, the Company had a payable to LMC of $7,855, or approximately one month of working capital, for providing administrative, geological and management functions to the Company.  During the most recently completed financial year, the sum of $96,555 was paid to LMC, for providing administrative, geological and management functions to the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no Director or senior officer of the Company or any proposed nominee of management of the Company for election as a Director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

(a)

General Authority to Conclude Placements or Transactions

Under British Columbia corporate law, directors are vested with the authority to issue shares for cash, property (including settlement of debt) or services, providing that the valuation of non-cash consideration is fair and reasonable and in the best interest of the Company and the shares issued for such consideration are reasonably valued.  The Company uses the prevailing trading price of its Common Shares as quoted on the TSX Venture Exchange (the "Exchange") as a benchmark for valuing its shares.  Pursuant to regulatory policies and prevailing industry standards, the Company may apply a discount of up to 25% from such market prices to reflect the fact that the purchasers of such treasury shares are generally subject to restrictive hold periods, for some period of time after completion of the share sale, pursuant to applicable securities legislation.  Under certain policies of the Exchange, issuances of shares by way of private placement in a number in excess of 25% of a listed company's then outstanding shares may require prior shareholders' approval.  In order to avoid the necessity and added expense of having to convene an additional shareholders' meeting in the event that arrangements satisfactory to the board are reached for a private placement transaction involving the issuance of shares prior to the shareholders' meeting to be held in 2004, management proposes to request advance approval at this time from the shareholders.  The limitations on the approval sought are that any transaction effected by the Company to issue shares must be to parties substantially at arms-length to the Company, must be completed prior to the date of the next Annual General Meeting and must receive the acceptance for filing of the regulatory officials of the Exchange.  The share issuances may occur in one or more transactions and with one or more recipients.

Management proposes that shareholders favourably consider and approve the following resolution:

"Resolved as an ordinary resolution, that the directors of the Company be authorized to re-capitalize the Company, through the issuance of Common Shares for cash, property (including settlement of debts) or services, by issuing, in one or more private placements, such number of securities as would constitute in total an amount of Common Shares that exceeds 25% of the total number outstanding as at August 15, 2003 (the "Record Date"), during the next 12 month period."

The directors of the Company believe that passing an ordinary resolution giving effect to the foregoing is in the best interests of the Company and recommend that shareholders vote in favour of the resolution.  In the event the resolution is not passed, the Exchange may not approve any private placements which result in the issuance or possible issuance of a number of shares which exceeds the 25% figure, without specific shareholder approval.  Such restriction could impede the Company's timely access to required funds.

(b)

Existing Stock Options

The Company may grant additional stock options, subject to all necessary regulatory approvals.  Under the current TSX Venture Exchange policies, Shareholder approval is not required for the grant of stock options if granted in accordance with the policy.  However, TSX Venture Exchange policy requires that any decrease in the exercise price of stock options held by insiders be approved by a majority of the shareholders at the Meeting excluding insiders and their associates (the "Disinterested Shareholders").  Therefore, the Disinterested Shareholders of the Company will be asked to authorize the Directors in their discretion to amend stock options granted to insiders, subject to all necessary regulatory approvals.

Accordingly, the Disinterested Shareholders of the Company will be asked at the Meeting to pass an ordinary resolution, the text of which will be in substantially the form below:

"Resolved as an ordinary resolution of the Disinterested Shareholders of the Company that Directors in their discretion be authorized to amend stock options previously granted to insiders, subject to all necessary regulatory approvals."

The number of shares under option from time to time and the exercise prices of such options, and any amendments thereto, will be and have been determined by the Directors in accordance with the policies of the TSX Venture Exchange.

(c)

Other Matters

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 18th day of August, 2003.

BY ORDER OF THE BOARD

"Frank A. Lang"
President

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF CREAM MINERALS LTD. (the "Company")

TO BE HELD AT

Suite 1400 - 570 Granville Street,
Vancouver, British Columbia, V6C 3P1

ON Wednesday, September 25th, 2003, AT 2:00 P.M.

(the "Meeting")

The undersigned Shareholder of the Company hereby appoints, Frank A. Lang, President of the Company, or failing this person, William J. Witte, Executive Vice-President of the Company, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Shareholder with the power of substitution to attend, act and vote for and on behalf of the Shareholder in respect of all matters that may properly come before the Meeting of the Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Shareholder were present at the said Meeting, or any adjournment thereof.

The Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Annual and Extraordinary General Meeting and Information Circular)

The undersigned Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:          ________________________________

Please Print Name: ________________________________

Date:                        ________________________________

Number of Shares
Represented by Proxy: _____________________________

IF THE NUMBER OF SHARES REPRESENTED BY THIS PROXY FORM IS NOT INDICATED BY THE SHAREHOLDER, THEN IT SHALL BE DEEMED TO REPRESENT THAT NUMBER INDICATED ON THE AFFIXED LABEL.

THIS PROXY FORM IS NOT VALID UNLESS  IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

2.

If someone other than the Shareholder of the Company signs this proxy form on behalf of the named Shareholder of the Company, documentation acceptable to the chairman of the Meeting must be deposited with this proxy form, authorizing the signing person to do such.  If the proxy form is not dated by the Shareholder, it shall be deemed to be dated August 19, 2003.

3.

(i)

If a registered Shareholder wishes to attend the Meeting to vote on the resolutions in person, register your attendance with the Company's scrutineers at the Meeting.

(ii)

If the securities of a Shareholder are held by a financial institution and the Shareholder wishes to attend the Meeting to vote on the resolutions in person, cross off the management appointee name or names, insert the Shareholder's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date the proxy form and return the proxy form to the financial institution or its agent.  At the Meeting, a vote will be taken on each of the resolutions as set out on this proxy form and the Shareholder's vote will be counted at that time.

4.

If a Shareholder cannot attend the Meeting but wishes to vote on the resolutions, the Shareholder can appoint another person, who need not be a Shareholder of the Company, to vote according to the Shareholder's instructions. To appoint someone other than the person named, cross off the management appointee name or names and insert the Shareholder's appointed proxyholder's name in the space provided, sign and date the proxy form and return the proxy form. Where no instruction on a resolution is specified by the Shareholder, this proxy form confers discretionary authority upon the Shareholder's appointed proxyholder.

5.

If the Shareholder cannot attend the Meeting but wishes to vote on the resolutions and to appoint one of the management appointees named, leave the wording appointing a nominee as shown, sign and date the proxy form and return the proxy form.  Where no instruction is specified by a Shareholder on a resolution shown on the proxy form, a nominee of management acting as proxyholder will vote the securities as if the Shareholder had specified an affirmative vote.

6.

The securities represented by this proxy form will be voted or withheld from voting in accordance with the instructions of the Shareholder on any poll of a resolution that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  With respect to any amendments or variations in any of the resolutions shown on the proxy form, or matters which may properly come before the Meeting, the securities will be voted, if so authorized, by the proxyholder appointed, as the proxyholder in his/her sole discretion sees fit.  This proxy confers discretionary authority with respect to matters other than the election of directors and appointment of auditor, identified or referred to in the accompanying Notice of Annual General Meeting for which no instruction is given, and with respect to other matters that may properly come before the Meeting.

7.

If a registered Shareholder has returned the proxy form, the Shareholder may still attend the Meeting and vote in person should the Shareholder later decide to do so. To attend, and vote at the Meeting, the Shareholder must record his/her attendance with the Company's scrutineers at the Meeting and revoke the proxy form in writing.

To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company of Canada by hand, mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the chairman of the Meeting prior to the commencement of the Meeting.  The mailing/delivery address of Computershare Trust Company of Canada is 9th Floor, 100 University Avenue, Toronto, ON, Canada, M5J 2Y1 and its fax number for receiving proxies from inside North America is 1-(866) 249-7775, and outside North America 1-(416) 263-9524 .

ANNUAL RETURN CARD
(REQUEST FOR INTERIM FINANCIAL STATEMENTS)

NOTICE TO SHAREHOLDERS OF CREAM MINERALS LTD.

In accordance with National Instrument No. 54-102, registered and non-registered (beneficial) shareholders may request annually to have their names added to a company's supplemental mailing list in order to receive interim financial statements of the company.  If you wish to receive such statements, please complete and return this form to:

CREAM MINERALS LTD.
1400 - 570 Granville Street
Vancouver, British Columbia, V6C 3P1

TO: CREAM MINERALS LTD.

The undersigned certifies that he/she is a registered/non-registered owner of securities (other than debt instruments) of the Cream Minerals Ltd. ("Cream") and requests that he/she be placed on the Cream's Supplemental Mailing List in order to receive Cream's interim financial statements.

Name of Registered/Non-Registered Shareholder - Please Print

Address/City/Province/Postal Code

______________________                                        ____________________________

Signature

Date

______________________                                        ____________________________

Fax

E-mail Address

By providing an E-mail address or fax number, you will be deemed to be consenting to the electronic delivery to you at such E-mail address or fax number of Cream's interim financial statements, if delivery by electronic means is allowed by applicable regulatory rules and policies.

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

British Columbia Securities Commission

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-5393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. "*Exchange Issuer*" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the *first, second and third financial quarters*:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement or disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.
2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.
3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.
4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.
5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends,

commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.

(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).

(d) The discussion must be factual, balanced and non-promotional.

(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*

Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*

Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.

(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;

(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;

(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;

(d) material write-off or write-down of assets;

(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;

(f) material contracts or commitments;

(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previous released, discuss this fact and the reasons for the variance);

(h) material terms of any existing third party investor relations arrangements or contracts including:

i. the name of the person;

ii. the amount paid during the reporting period; and

iii. the services provided during the reporting period;

(i) legal proceedings;

(j) contingent liabilities;

(k) default under debt or other contractual obligations;

(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;

(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;

(n) management changes; or

(o) special resolutions passed by shareholders.

4. *Subsequent Events*

Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*

(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.

(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*

Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (management Discussion) are filed under Document Type: BC Form 51-901 (previously Document Type Form 61(BC)).

Meeting the Form Requirements

BC Form 510-901 consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National instrument 132-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901 that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of the certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER			FOR QUARTER ENDED	DATE OF REPORT YY MM DD
Cream Minerals Ltd.			March 31, 2003	2003 Aug. 18
ISSUER ADDRESS				
Suite 1400 – 570 Granville Street				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6C 3P1	604-687-4212	604-687-4622
CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.
Shannon Ross		Secretary		604-687-4622
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
invrel@langmining.com		www.creamminerals.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
"Arthur G. Troup"	Arthur G. Troup	2003 AUG. 18
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
"Frank A. Lang"	Frank A. Lang	2003 AUG. 18

(c)

CREAM MINERALS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2003 and 2002

Morgan & Company

Chartered Accountants

P.O. Box 10007, Pacific Centre

Suite 1488 - 700 West Georgia Street

Vancouver, BC V7Y 1A1

AUDITORS' REPORT

To the Shareholders of Cream Minerals Ltd.

We have audited the consolidated balance sheets of Cream Minerals Ltd. as at March 31, 2003 and 2002, and the consolidated statements of operations and deficit and cash flows for the years ended March 31, 2003, 2002 and 2001.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years ended March 31, 2003, 2002 and 2001, in accordance with Canadian generally accepted accounting principles.  As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

July 23, 2003

"Morgan & Company"

Vancouver, Canada

Chartered Accountants

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Balance Sheets

As at March 31, 2003 and 2002

	March 31,	March 31,
	2003	2002

Assets

Current assets
Cash and cash equivalents	$ 8,721	$ 21,626
Taxes recoverable	11,080	9,706
Due from related parties (Note 7)	--	861
Prepaid expenses	4,500	1,891
	24,301	34,084

Mineral property interests (see schedule) (Note 3)	527,656	1,344,708
Investments (Note 4)	68,895	51,395
Reclamation and other deposits (Note 5)	16,503	17,860

	$ 637,355	$ 1,448,047

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$ 10,158	$ 11,377
Accounts payable, related parties (Note 7)	492,272	308,206
	502,430	319,583

Shareholders' equity
Share capital (Note 6)	13,856,750	13,606,707
Authorized: 500,000,000 (2002 - 50,000,000) common shares without par value
Issued and fully paid: 19,864,519 (2002 - 18,095,828) common shares
Contributed surplus	12,855	--
Deficit	(13,734,680)	(12,478,243)
	134,925	1,128,464
	$ 637,355	$ 1,448,047

Going concern and nature of operations (Note 1)

Subsequent events (Notes 3(d) and 11)

See accompanying notes to consolidated financial statements.

Approved by the Directors

/s/Frank A. Lang

/s/William J. Witte

Frank A. Lang

William J. Witte

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Statements of Operations and Deficit

	For the years ended March 31,
	2003	2002	2001

Expenses (Income)
Foreign exchange (gains) losses	$ 9,750	$ (4,964)	$ 623
Legal, accounting and audit	18,871	34,481	19,003
Management fees	7,500	7,500	--
Office and administration	10,652	30,765	74,575
Shareholder communications	35,334	22,287	45,266
Property investigation costs	11,522	6,255	31,006
Travel and conferences	532	845	2,936
Salaries and benefits	55,239	48,952	68,273
Write-down of mineral property interests	1,107,374	161,466	--
Interest	(337)	(1,207)	(2,481)
	1,256,437	306,380	239,201

Loss for the year	(1,256,437)	(306,380)	(239,201)

Deficit, beginning of year	(12,478,243)	(12,171,863)	(11,932,662)

Deficit, end of year	$ (13,734,680)	$ (12,478,243)	$ (12,171,863)

Loss per common share	$ (0.07)	$ (0.02)	$ (0.02)

Weighted average number of common shares outstanding	19,249,054	16,837,143	13,677,201

See accompanying notes to consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Statements of Cash Flows

	For the years ended March 31,
	2003	2002	2001

Cash provided by (used for)

Operations
Loss for the year	$ (1,256,437)	$ (306,380)	$ (239,201)
Items not affecting working capital
Stock option compensation	5,939	--	--
Write-down of mineral property interests	1,107,374	161,466	--
	(143,124)	(144,914)	(239,201)

Changes in non-cash working capital
Taxes recoverable	(1,374)	4,185	(8,034)
Prepaid expenses	(2,609)	(112)	13,020
Accounts payable and accrued liabilities	(1,219)	(5,240)	7,510
Accounts payable, related parties	184,927	192,516	265,828
	36,601	46,435	39,123

Investing activities
Mineral property interests
Acquisition costs	(15,890)	(25,830)	(36,985)
Exploration and development costs	(252,516)	(184,524)	(169,544)
Reclamation and other deposits	1,357	(360)	(7,500)
Investments	(17,500)	(7,501)	--
	(284,549)	(218,215)	(214,029)

Financing activities
Issuance of shares for cash	235,043	150,000	120,000

Cash and cash equivalents
Decrease during the year	(12,905)	(21,780)	(54,906)
Balance, beginning of year	21,626	43,406	98,312

Balance, end of year	$ 8,721	$ 21,626	$ 43,406

Supplementary information
Stock compensation in mineral property interests	$ 6,916	$ --	$ --
Issuance of shares for mineral property interests	$ 15,000	$ 3,300	$ 8,000
Issuance of shares for settlement of debt	$ --	$ --	$ 509,759

See accompanying notes to consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to Consolidated Financial Statements
Years ended March 31, 2003, 2002 and 2001

1.

Going concern and nature of operations

Cream Minerals Ltd. (the "Company") is incorporated in the Province of British Columbia under the Company Act (British Columbia), and its principal business activity is the exploration and development of mineral properties.

These consolidated financial statements have been prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business.  Accordingly, they do not give effect due to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these financial statements.  As disclosed in the financial statements, the Company has a working capital deficiency as at March 31, 2003, of  $478,129 (2002 - $285,499) and an accumulated deficit of $13,734,680 (2002 - $12,478,243).

The Company has capitalized $527,656 in acquisition and related costs to the Kaslo Silver property, the Raven and other Canadian properties and the Nuevo Milenio property.  On the Nuevo Milenio property, tax payments are required to be made twice yearly on an escalating basis, in January and July of each year, to maintain the concessions.  The Company must make cash payments of $25,000 and issue 200,000 common shares in fiscal 2004 to maintain its mineral property interests.  Subsequent to March 31, 2003, cash payments of $7,500 were made and 100,000 common shares were issued.

Without additional external funding to meet existing obligations and to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company's ability to continue as a going concern.  Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future.  The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.

2.

Significant accounting policies

(a)

Basis of consolidation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP").  These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Cream Minerals de Mexico, S.A. de C.V.

(b)

Use of estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Significant areas requiring the use of management estimates include the determination of impairment of mineral property interests, investments, reclamation obligations and classification of accounts receivable between current and non-current assets.  Actual results could differ from those estimates.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to Consolidated Financial Statements
Years ended March 31, 2003, 2002 and 2001

2.

Significant accounting policies (continued)

(c)

Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments with maturities of less than ninety days from the original date of acquisition.

(d)

Fair value of financial instruments

The carrying amounts of cash and cash equivalents, taxes recoverable, prepaid expenses, accounts payable and accrued liabilities and accounts payable to related parties approximate their fair values due to the short-term nature of these instruments.  The Company has concluded that it is not practicable to determine the fair value of its amounts due to related parties.

(e)

Mineral property interests

Mineral property acquisition costs and exploration and development costs are recorded at cost and deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned.  These costs will be amortized over the estimated useful life of the property following commencement of commercial production or written off if the property is sold, allowed to lapse or abandoned.

Mineral property acquisition costs include cash expenses and the fair market value of common shares, based on the trading price of the shares, issued for mineral property interests, pursuant to the related property agreements.  Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded as mineral property costs upon payment.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of explorations of such properties, these procedures do not guarantee the Company's title.  Property title may be subject to unregistered prior agreements and non-compliance regulatory requirements.

The amount shown for mineral property interests represents costs incurred to date and the fair market value of common shares issued and does not necessarily reflect present or future value.

(f)

Investments

The Company accounts for its portfolio investments as long-term investments.  They are recorded at cost unless a permanent impairment in value has been determined, at which time they are written down to market value.

(g)

Income taxes

Income taxes are calculated using the liability method of accounting.  Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets.  Future tax assets are recognized to the extent that they are considered more likely than not to be realized.  Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to Consolidated Financial Statements
Years ended March 31, 2003, 2002 and 2001

2.

Significant accounting policies (continued)

(h)

Translation of foreign currencies

The Company's operations in Mexico are considered to be integrated for the purposes of foreign currency translation.  Its monetary assets and liabilities are translated at the rate of exchange at the balance sheet date, non-monetary assets and related amortization at historical rates, and revenue and expense items at the exchange rates prevailing on transaction dates.  Foreign currency translation gains or losses are included in the consolidated statements of operations and deficit.

(i)

Share option plan

The Company has adopted the new Canadian standard for accounting for stock-based compensation.  As permitted by the standard, the Company has elected not to follow the fair value method of accounting for stock options granted.  Under this method, no compensation expense is recognized when the options are granted pursuant to the plan.

In accordance with the standard, the fair value of any options granted after April 1, 2002, are disclosed within the notes to the accounts.  There were no such options granted in fiscal 2002 therefore no such disclosure has been made.  Any consideration paid by directors and employees on exercise of stock options or purchase of shares is credited to share capital.

(j)

Loss per common share

Loss per common share has been calculated using the weighted average number of common shares outstanding for the year.  The Company has adopted the revised recommendations of the CICA, whereby new rules are applied in the calculation of diluted earnings per share.  The revised standard has been applied on a retroactive basis and did not result in any restatement of the Company's financial statements.  Basic and diluted losses per share are the same, as the effect of potential issuances of shares under warrant or share option arrangements would be anti-dilutive.

3.

Mineral property interests

Accumulated costs in respect to the Company's mineral property interests owned, leased or under option, consist of the following:

	Acquisition Costs	Deferred Exploration	Total 2003	Total 2002
Nuevo Milenio	$ --	$ 497,901	$ 497,901	$ 249,270
Kaslo Silver Property	1	--	1	1,095,437
Raven Property and other Canadian properties	27,376	2,378	29,754	1
	$ 27,377	$ 500,279	$ 527,656	$ 1,344,708

CREAM MINERALS LTD.

(an exploration stage company)

Notes to Consolidated Financial Statements
Years ended March 31, 2003, 2002 and 2001

3.

Mineral property interests (continued)

(a)

Kaslo Silver Property, Kaslo, British Columbia, Canada

In accordance with CICA Accounting Guideline 11, the Company has written off deferred property costs to a nominal carrying value of $1 to reflect the extended period of inactivity on the property.

(i)

Bismark Claims

The Company holds a 100% interest in the property.  The property is subject to a net smelter returns royalty ("NSR") of 1.5% of which 50% can be purchased for the sum of $500,000.

(ii)

Black Bear Group of Claims

The Company holds a 100% interest in the claims.  The claims are subject to a 3% NSR royalty from the production of gold and silver and 1.5% NSR royalty from the production of other metals from the property.  The Company has the right to purchase 50% of the royalty interest for $500,000 upon completion of a positive feasibility report.

(iii)

 Black Fox Claims

The Company holds a 100% interest in the Black Fox Silver claims.

(b)

Nuevo Milenio Property, Nayarit, Mexico

The Company holds a 100% interest in the Nuevo Milenio Property, which was located by the Company.

(c)

Raven Property, Vancouver Island, British Columbia, Canada

The Company holds an option to acquire a 100% interest in the Raven Mineral claims.  The option agreement calls for the issuance of 200,000 common shares and payments totalling $380,000 over a five-year period, of which 50,000 common shares have been issued, and the initial payment of $30,000 was paid.  The Vendors will retain a 3% NSR royalty.  Property payments on the property have been deferred and it is not known if or when further payments will be made on the property.  The property is recorded at a nominal value of $1.  The Company may acquire 1.5% of the NSR from gold and silver and 2.0% of the NSR on base metals and other minerals for a total of $1,500,000.

(d)

Other Canadian properties

The Company holds an option to acquire a 100% interest in the Bayonne Aquamarine property located in the Nelson Mining Division, British Columbia.  The option agreement calls for the issuance of 500,000 common shares (100,000 issued) and cash payments totalling $100,000 ($5,000 paid) over 48 months.  The optionor will retain a 2% Net Product Returns royalty from the production of gemstones, half of which may be purchased by the Company for $1,000,000 upon commencement of commercial production.

The Company holds an option to acquire a 100% interest in the Goldsmith property located near Kaslo, British Columbia.  The option agreement calls for the issuance of 200,000 common shares (50,000 issued subsequent to year end) and cash payments totalling $110,000 ($2,500 paid subsequent to year end) over six years.  The optionors will retain a 2% NSR royalty on all metals.  The Company may acquire one half of the NSR for $1,000,000 upon commencement of commercial production or earlier.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to Consolidated Financial Statements
Years ended March 31, 2003, 2002 and 2001

3.

Mineral property interests (continued)

(d)

Other Canadian properties (continued)

The Company entered into an option agreement to acquire a 100% interest in the Lucky Jack mineral claims located near Kaslo, British Columbia.  The option agreement calls for the issuance of 200,000 common shares (50,000 issued subsequent to year end) and payments totalling $110,000 ($5,000 paid subsequent to year end) over 6 years.  The optionor will retain a 2% NSR royalty on all metals.  The Company may acquire one half of the NSR for $1,000,000 upon commencement of commercial production or earlier.

The Company has acquired a 30,000-hectare mineral lease in northern Manitoba.  A $16,503 minimum work deposit has been filed with the Manitoba Director of Mines.

During the year ended March 31, 2002, the Company entered into an option agreement to acquire 100% interest in the Profit Lake mineral claims located in the Whitefin Lake area in Ontario.  The option agreement called for the issuance of 200,000 common shares (30,000 issued) and cash payments totalling $29,500 ($5,000 paid)) over 36 months.  After a work program on the property, the Company determined that the property did not meet its expectations and a total of $12,016 was written off in fiscal 2002.

During the year ended March 31, 2002, the Company entered into an option agreement to acquire 100% interest in the Blue Jay mineral claims located near Stewart, British Columbia.  The option agreement calls for the issuance of 200,000 common shares and payments totalling $100,000 ($20,000 paid) over 24 months.  After a work program on the property, the Company determined that the property did not meet its expectations and a total of $25,898 was written off in fiscal 2002.

4.

Investments

	Number of Shares	Net book value 2003	Net book value 2002
ValGold Resources Ltd.	100,000	$41,000	$41,000
Emgold Mining Corporation	2,000	480	480
Abitibi Mining Corp.	7,000	1,400	1,400
Sultan Minerals Inc.	2,630	316	316
Poseidon Minerals Ltd.	4,032	698	698
Terra Gaia Inc.	100,000	43,894 25,000	43,894 7,500
LMC Management Services Ltd.	1	1	1
		$68,895	$51,395

The quoted market value of the above listed securities as at March 31, 2003, was $33,335 (2002 - $36,498).  Terra Gaia Inc. and LMC Management Services Ltd. are private companies (refer to note 7).  In the year ended March 31, 2002 the Company entered into an agreement to acquire up to 100% of the outstanding shares of Terra Gaia Inc. ("Terra Gaia"), a private Canadian company.  In July 2002, the Company was unable to make the second payment of $225,000, and pursuant to this, the agreement with Terra Gaia was terminated.  The investment to that date was $25,000, for which the Company received 100,000 common shares of Terra Gaia.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to Consolidated Financial Statements
Years ended March 31, 2003, 2002 and 2001

5.

Reclamation and other deposits

Prior to commencement of exploration of a mineral property in British Columbia, a Company is required to post a reclamation deposit, which is refunded to the Company upon completion of reclamation to the satisfaction of the Inspector of Mines.  Reclamation on previous exploration programs has been completed and reclamation deposits of $17,860 and accrued interest have been returned to the Company.  A $16,503 minimum work deposit has been filed with the Manitoba Director of Mines with respect to the Company's mineral lease in northern Manitoba.

6.

Share capital

Authorized:

500,000,000 common shares (2002 - 50,000,000) without par value

Issued and fully paid:

	Number of Shares	Amount
Balance, March 31, 2000	11,998,287	$12,815,648
Shares issued for debt settlements	3,517,541	509,759
Shares issued for cash
Exercise of warrants	1,000,000	120,000
Shares issued for mineral property interests
Raven Property (Note 3(c))	50,000	8,000
Balance, March 31, 2001	16,565,828	13,453,407
Shares issued for mineral property interests
Profit Lake Property (Note 3(d))	30,000	3,300
Shares issued for cash
Private placement	1,500,000	150,000
Balance, March 31, 2002	18,095,828	13,606,707
Shares issued for mineral property interests
Bayonne Aquamarine Property (Note 3(d))	100,000	15,000
Shares issued for cash
Private placement	1,166,666	175,000
Exercise of warrants	492,025	59,043
Stock options exercised	10,000	1,000
Balance, March 31, 2003	19,864,519	$13,856,750

Stock options

The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  At March 31, 2003, the Company may issue up to 2,685,000 common shares under the plan.  At March 31, 2003, 1,987,600 (2002 - 1,108,000) stock options are outstanding, exercisable for up to four years.  The stock option plan provides for vesting of the stock options as follows: 25% on the date of approval of the options by the appropriate regulatory authority and 25% every six months thereafter.  At March 31, 2003, 1,412,100 of the stock options currently outstanding were vested.  The remaining 575,500 stock options will fully vest in the year ended March 31, 2004.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to Consolidated Financial Statements
Years ended March 31, 2003, 2002 and 2001

6.

Share capital (continued):

Stock options (continued)

The following is the Company's pro forma earnings (loss) with the fair value method applied to options granted to directors and employees:

2003
Pro forma loss for the year	($1,291,393)
Pro forma loss per share, basic and diluted	($0.07)

The fair value of these options has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5.25%, volatility factor of the expected market price of the Company's common shares of 128% and an expected life of the options of five years.

The following table summarizes information on stock options outstanding at March 31, 2003:

Range of Exercise Price	Number Outstanding at March 31, 2003	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$0.10	712,600	2.50 years	$0.10
$0.15	1,151,000	4.08 years	$0.15
$0.30	124,000	0.96 years	$0.30
	1,987,600	3.32 years	$0.14

A summary of the changes in stock options for the years ended March 31, 2003, 2002 and 2001, is presented below.

	Number of Shares	Weighted Average Exercise Price
Balance, March 31, 2000	852,900	$0.300
Granted	757,600	$0.100
Cancelled	(56,500)	$0.176
Balance, March 31, 2001	1,554,000	$0.207
Expired	(412,000)	$0.300
Cancelled	(34,000)	$0.300
Balance, March 31, 2002	1,108,000	$0.170
Granted	1,151,000	$0.150
Exercised	(10,000)	$0.100
Expired	(261,400)	$0.300
Balance, March 31, 2003	1,987,600	$0.140

Share purchase warrants

As at March 31, 2003, the following share purchase warrants issued in connection with private placements were outstanding:

Number of shares	Exercise price	Expiry date
1,007,975	$0.15	January 31, 2004
1,166,666	$0.20/$0.25	August 13, 2003/2004
2,174,641

CREAM MINERALS LTD.

(an exploration stage company)

Notes to Consolidated Financial Statements
Years ended March 31, 2003, 2002 and 2001

7.

Related party transactions and balances

	2003	2002	2001
Services rendered:
LMC Management Services Ltd. (a)	$ 96,555	$ 43,126	$ --
Lang Mining Corporation (b)	7,500	69,906	184,762
Legal fees (c)	6,958	14,530	13,502
Director (d)	29,445	47,805	--

Balances receivable from (payable to):
LMC Management Services Ltd.	(7,855)	861	--
Lang Mining Corporation	(210,035)	(202,091)	(114,829)
Sultan Minerals Inc.	(4,024)	--	--
ValGold Resources Ltd.	(550)	--	--
Directors	(264,397)	(98,179)	--
Legal fees	(5,411)	(7,936)	--
	$ (492,272)	$ (307,345)	$ (114,829)

(a)

Commencing August 1, 2001, management, administrative, geological and other services have been provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently the Company has a 25% interest in LMC.  Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.  There is no difference between the cost of $1 and the equity value.

(b)

Lang Mining Corporation ("Lang Mining") is a private company controlled by the President of the Company.  Lang Mining provided management services at a rate of $2,500 per month until June 30, 2001, and provided office, administrative and geological services at cost plus 15%.  Lang Mining waived the management fees for fiscal 2000.  Effective January 1, 2003, management fees of $2,500 per month are paid to Lang Mining for the services of the president and chairman of the Company.

(c)

Legal fees were paid to a law firm of which a director is a partner.

(d)

Fees were paid to a director at a rate of US$2,000 per month for administrative services.

(e)

The Company's investments include shares of Sultan Minerals Inc., Emgold Mining Corporation and ValGold Resources Ltd., companies with directors and management in common with the Company.

8.

Segmented information

The Company has one operating segment, which is the exploration and development of mineral properties.  The Company's principal operations are carried out in Canada and Mexico.  All of the investment income is earned in Canada.  Segment assets by geographical location are as follows:

	Canada	Mexico	Consolidated Total 2003	Consolidated Total 2002
Mineral properties and deferred costs	$ 29,755	$ 497,901	$ 527,656	$ 1,344,708

CREAM MINERALS LTD.

(an exploration stage company)

Notes to Consolidated Financial Statements
Years ended March 31, 2003, 2002 and 2001

9.

Income taxes

The income taxes shown in the consolidated statements of earnings and deficit differ from the amounts obtained by applying statutory rates to the earnings (loss) before income taxes due to the following:

	2003	2002
Loss for the year	$1,256,437	$306,380
Statutory tax rate	39%	43%
Expected income tax provision	490,010	131,743
Non-deductible differences	(4,494)	(2,851)
Other	(429,732)	(14,725)
Unrecognised tax losses	(55,784)	(114,167)
Income tax provision	--	--

The significant components of the Company's future tax assets (liability) are as follows:

	2003	2002

Operating losses	$ 1,006,696	$ 1,225,500
Resource deductions	2,216,728	2,434,660
Share issue costs	--	(7,753)
	3,223,424	3,652,407

Valuation allowance for future tax assets	(3,223,424)	(3,652,407)
	$ --	$ --

The realization of income tax benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not.  Accordingly, no future income tax assets have been recognized for accounting purposes.

The Company has Canadian non-capital losses carried forward of $2,581,000 that may be available for tax purposes.  The losses expire as follows:

Expiry date	$
2004	231,000
2005	319,000
2006	649,000
2007	459,000
2008	370,000
2009	278,000
2010	275,000

The Company has resource pools of approximately $5,684,000 available to offset future taxable income.  The tax benefit of these amounts is available for carry-forward indefinitely.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to Consolidated Financial Statements
Years ended March 31, 2003, 2002 and 2001

10.

Comparative figures

Certain of the prior years' figures have been reclassified to conform to the current year's presentation.

11.

Subsequent events

Subsequent to March 31, 2003, the Company issued 2,209,256 common shares to three related parties at a price of $0.15 per share, subject to a four-month hold period, expiring September 13, 2003, in satisfaction of indebtedness in the amount of $331,389.

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Schedules of Mineral Property Interests

	Years ended March 31,
	2003	2002	2001
Kaslo Silver Property, British Columbia
Acquisition costs
Balance, beginning of year	$ 169,312	$ 168,482	$ 166,947
Incurred during the year	830	830	1,535
Balance, end of year	170,142	169,312
Exploration and development costs
Assays and analysis	212	600	6,811
Geological	453	2,138	1,958
Site activities	6,769	1,845	1,729
Incurred during the year	7,434	4,583	10,498
Balance, beginning of year	926,125	921,542	911,044
Balance, end of year	933,559	926,125	921,542
Write down of mineral property interests	(1,103,700)	--	--
	1	1,095,437	1,090,024
Raven Property and Other Properties, Canada
Acquisition costs
Balance, beginning of year	1	43,450	--
Incurred during the year	30,060	28,300	43,450
Balance, end of year	30,061	71,750	43,450
Exploration and development costs
Assays and analysis	--	1,120	673
Geological	3,367	12,170	61,542
Site activities	--	1,865	4,980
Travel and accommodation	--	7,239	128
Incurred during the year	3,367	22,394	67,323
Balance, beginning of year	--	67,323	--
Balance, end of year	3,367	89,717	67,323
Write down of mineral property interests	(3,674)	(161,466)	--
	29,754	1	110,773

Nuevo Milenio Property, Mexico
Exploration and development costs
Assays and analysis	10,707	2,417	15,995
Drilling	95,852	--	--
Geological	73,799	82,816	27,786
Site activities	58,390	35,414	39,264
Travel and accommodation	9,883	36,900	8,678
Incurred during the year	248,631	157,547	91,723
Balance, beginning of year	249,270	91,723	--
Balance, end of year	497,901	249,270	91,723

Mineral Property Interests	$ 527,656	$ 1,344,708	$ 1,292,520

CREAM MINERALS LTD.

Quarterly and Annual Report

March 31, 2003

SCHEDULE A:  FINANCIAL INFORMATION

See attached audited consolidated financial statements.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1.

Analysis of expenses and deferred costs.

See audited consolidated financial statements attached in Schedule A to the Form 51-901F.

2.

Related party transactions

See note 7 to the audited consolidated financial statements attached in Schedule A to the Form 51-901F.

3.

Summary of securities issued and options granted during the period

(a)

Securities issued during the three months ended March 31, 2003:

Date of Issue	Type of Security	Type of Issue	Number	Price ($)	Total Proceeds ($)	Type of Consideration	Commission Paid
February 21, 2003	Common	Property Payment	100,000	$0.15	$15,000	Property Payment	Nil

(a)

Options granted during the three months ended March 31, 2003

Nil

4.

Summary of securities as at the end of the reporting period

(a)

Authorized Capital

500,000,000 common shares without par value.  Increase from 50,000,000 approved at Annual General meeting held in September 2002.

Issued and Outstanding Capital

19,864,519 common shares

(b)(i)

Stock Options Outstanding

Number of Shares	Exercise Price($)	Expiry Date
74,000	0.30	January 15, 2004
50,000	0.30	June 11, 2004
712,600	0.10	September 29, 2005
1,051,000	0.15	April 26, 2007
100,000	0.15	May 17, 2007
1,987,600

CREAM MINERALS LTD.

Quarterly and Annual Report

March 31, 2003

(ii)

Warrants Outstanding

Number of Shares	Exercise Price ($) Yr 1 / Yr.2	Expiry Date
1,007,975	0.15	January 31, 2004
1,166,666	0.20/0.25	August 13, 2003/04
2,174,641

(iii)

Shares in Escrow

There are no shares in escrow.

5.

List of directors and officers as at the date this report is signed and filed.

Frank A. Lang (director and officer)

Ronald Lang (director)

Sargent H. Berner (director)

Ferdinand Holcapek (director)

William J. Witte (director and officer)

Arthur G. Troup (director and officer)

Shannon Ross (officer)

CREAM MINERALS LTD.

Quarterly and Annual Report

March 31, 2003

SCHEDULE C:  MANAGEMENT DISCUSSION

PRESIDENT'S MESSAGE TO SHAREHOLDERS

On behalf of the Board of Directors, I am pleased to present the Annual Report of Cream Minerals Ltd. for the year ended March 31, 2003.

Currently, Cream is engaged in an exploratory program on the Nuevo Milenio Claims, an exciting gold-silver prospect, located south of Tepic in the municipality of Xalisco, State of Nayarit, Mexico.  We are also enthusiastic about the exploration potential on our newest acquisitions, the Bayonne Aquamarine property, and the Goldsmith and Lucky Jack gold properties, all located in southeastern British Columbia.

NUEVO MILENIO SILVER-GOLD PROPERTY, MEXICO

The Nuevo Milenio property, located south of Tepic in the municipality of Xalisco, State of Nayarit, Mexico, covers a small caldera approximately five kilometres in diameter.  The caldera's rim is partially defined by rhyolitic intrusions and domes.  Three styles of gold-silver mineralization have been identified on the property, i) narrow bonanza-grade veins which were the target of early Spanish explorers; ii) broad vein and stockwork zones discovered in trenching; and iii) disseminated deposits hosted in silicified and argillized tuffs.  The principal structures are defined by numerous colonial workings.  The project is in the early stages of exploration and there are no known records of past diamond drill work.  Work completed to date has been extensively documented and defines the geology and geochemistry of a few areas within the 3,000-hectare property.

In the second quarter of fiscal 2003 Cream completed a five-hole diamond-drilling program totalling 726 meters to test the depth dimensions of three mineral zones on the property.  The program consisted of five, minus 45o holes, with mixed results.

All of the mineralized zones have former workings that have been subjected to deep surface leaching of gold-silver values and now show only limonitic stained silicified and argillized rocks on surface.  In the workings, fresh exposures show vuggy silica, coarse and fine quartz veinlets, stockwork filling and brecciation filled with chalcedonic quartz with locally fine scattered pyrite.  Pyrite to date has not been commonly observed in outcrop.  The mineralized zones show evidence of multiple hydrothermal mineralizing events.  Three target zones, Chacuaco, Dos Hornos and Once Bocas have provided encouraging surface results and cover relatively large areas in terms of several hundreds of meters in both potential width and length.

Soil sample results indicate that there is a broad mineralized zone trending northwest across Cerro Chacuaco.  The target zone appears to have a surface expression of some 400 metres east-west and some 200 metres north-south and is open to the south.  This part of the mineralized zone lies in an area where erosion has recently removed a basalt cover within a caldera.  Geologically, tertiary basalt flows cover part of the caldera and part of the mineralized zone, thus protecting much of it from weathering and intense surface leaching.  In those areas where surface leaching appears to have been less intense because of protection by basalt, or where erosion has caused partial removal of the leached cap, there exists the likelihood of higher gold-silver values being near surface and therefore having potential for open pit mining or bulk-tonnage targets.

CREAM MINERALS LTD.

Quarterly and Annual Report

March 31, 2003

Additional geologic and geochemical investigation of the La Curva caldera is under way.  An independent geological consultant has recommended hand trenching and select sampling of the disseminated target areas to gather further data on precious metal concentrations and other elements.  Rock chip sampling is proposed along with a further reconnaissance review and diamond drilling.

BAYONNE AQUAMARINE PROPERTIES

During the year, Cream optioned the Bayonne Aquamarine properties located in the Nelson Mining Division, British Columbia.

Dr. J.H. Montgomery, Ph.D. P.Eng., in a letter dated January 24, 2003, has provided a preliminary evaluation of several aquamarine deposits based upon an examination of a suite of aquamarine specimens in host matrix.  Dr. Montgomery is a qualified person in gemstone evaluation.  The letter is divided into three parts: Geological setting, Description of Specimens and Recommendations.

Geological Setting

Currently, the deposits are covered by five claim groups: Lloyds Mine (4 units), OMG (14 units), Cultus (2 units), Rusty (4units) and Toby (12 units) for a total of 36 units or 900 hectares.  Additional staking is in progress to cover the prospective ground.  The beryl/aquamarine deposits are at or near the eastern and southern contacts of the Shaw Creek Intrusive (Unit KBSC), one of the eight divisions of the Cretaceous/Jurassic bayonne batholith.  The deposits occur mainly in the pegmatites, which intrude either the KBSC division of the batholith or contact rocks intruded by that division.  The intrusive rock is termed by Reeser (1996) as biotite leucogranodiorite with megacrysts of potassium feldspar.  The pegmatites are composed mainly of coarse crystals of quartz, feldspar, biotite and beryl.  Access to most of the properties is by road with short hikes, but some helicopter trips were necessary.

Description of Specimens

A suite of samples examined by Dr. Montgomery contained coarse crystals of coloured beryl (blue and green) in coarse quartz-feldspar-biotite pegmatite.  Photographs on Cream's website show the general character of the mineralization.  The beryl crystals range in size from 0.5 cm To 20.0 cm in length with diameters from 0.4 to 7.0 cm.  Colour ranges from blue to bluish-green.  The majority of the crystals are non-gem aquamarine and non-gem emerald.  One small crystal of clear, light blue aquamarine noted is of gem quality.

CREAM MINERALS LTD.

Quarterly and Annual Report

March 31, 2003

Recommendations

Dr. Montgomery recommends that the presence of large crystals of green and blue beryl over a wide area and the presence of one crystal of gem quality aquamarine is sufficient to warrant an exploration program over the areas in which the beryl-bearing pegmatites occur along the intrusive contact of Shaw Creek granodiorite.  The preliminary program should consist of geological mapping and geochemical surveys for beryllium and chromium.  Anomalies may be evaluated with follow-up trenching.

Cream recently commenced a fieldwork program consisting of a geological crew mapping and sampling crystals throughout the property.

GOLDSMITH PROPERTY

Cream entered into an option agreement to acquire the Goldsmith property consisting of 14 mineral units in three (3) mineral claims, located near Kaslo, British Columbia.  The Goldsmith property was initially staked in 1903 when rich gold bearing quartz veins were discovered by placer miners working on Poplar Creek, which runs through the northwest corner of the property and flows into the Lardeau River.

The property is underlain by carbonaceous phyllitic rocks of the Index Formation, which are cut by Mesozoic metadiorite dikes.  Numerous, irregular quartz veins are associated with the intrusive rocks and can carry very high quantities of free gold.  Gold content is irregular within the veins and smaller veins appear to be of higher grade than the larger ones.  Westmin Resources last worked the area in 1980 and 1981 and discovered an extensive gold soil anomaly on the Property.  Cream plans to investigate this anomaly along with prospecting and trenching in preparation for diamond drill testing.

LUCKY JACK PROPERTY

Cream entered into an option agreement to acquire the Lucky Jack Claim Group consisting of six (6) mineral claims, located near Kaslo, British Columbia.  The Lucky Jack Claim Group is adjacent to the Goldsmith Property and shares the same history and geology.

A detailed exploration program is being planned on the Goldsmith and Lucky Jack properties, subject to the Company obtaining sufficient financing.

MANITOBA NICKEL PROPERTY

During the year, Cream acquired a 30,000-hectare mineral lease in northern Manitoba.  The property is entirely covered by unconsolidated tills, alluvial sediments and a thin veneer of Paleozoic sediments below which the geology is believed to consist of rocks belonging to the extension of the Thompson Nickel Belt.  The property adjoins a similar size mineral lease held by ValGold Resources Ltd. ("ValGold").  A ground geophysical survey completed by ValGold on a small portion of its property identified a large magnetic anomaly, which may represent a near flat-lying massive sulphide target.  In the Thompson belt such targets have the potential to host economic concentrations of nickel, copper and platinum group elements.

Cream intends to have the property covered by an airborne geophysical survey in order to further define targets for diamond drill testing.  The survey will include both magnetic and electromagnetic coverage.

CREAM MINERALS LTD.

Quarterly and Annual Report

March 31, 2003

KASLO SILVER PROPERTY, BRITISH COLUMBIA

The 4000-hectare Kaslo Silver property is located 12 kilometres west of the town of Kaslo in southeastern British Columbia.  The property encompasses the historic Keen Creek Silver belt and includes ten former high-grade silver mines that operated on the property from 1895 to 1953.  Historical records show that silver grades ranged from 100 to 5000 grams per tonne.

Work in 1998 found that silver mineralization is controlled by two major shear zones that have been traced across the property for a distance of at least 7 kilometres.  To date, over 14 kilometres of sub-parallel shear structures have been identified by geophysics along the two zones, which are believed to extend the entire 11-kilometre length of the property.

Three of the more promising areas yielded excellent silver assays.  Some of these are (1) Bismark, Hole 98GC-8 - 313.72 g/t silver over 9.3 metres from 15.8 to 25.1 metres.  (2) Cork South, Hole 98CP-4 - 209.30 g/t silver over 21.1 metres from 3.9 to 25.0 metres and (3) Silver Bear, Trench T97-11, 194.5 g/t silver, 1.37% lead and 2.10% zinc from 0 to 40 metres (representing a true width of 10 metres).

Preliminary metallurgical testing was completed on a representative composite of 3 of 6 samples taken from the Silver Bear Zone by excavator from an 80-metre long section of the 25-metre by 6-kilometer long mineralized shear zone.  The head grade of the composite material was 780 g/t silver, 13.2% lead and 6.8% zinc.

After testing, the composite material was shown to readily produce both a high-grade lead concentrate with a recovery of 87 percent and a good grade of zinc concentrate with a recovery in excess of 50 percent.  Silver recovery associated with the lead concentrates was between 60 and 70 percent while an additional 10 percent recovery reported to the zinc concentrate.

Subject to financing, Cream plans to collect a 5,000 to 10,000 tonne bulk sample from each of Silver Bear and Cork South and have them processed at a nearby mill.  It is expected that the value of the metals recovered from the program will pay the cost.  Expenditures in the current fiscal year have been related to maintenance of the property.  The property has been written down by $1,103,700 to a nominal carrying value of $1 in accordance with the recommendations of the Canadian Institute of Chartered Accountants Accounting Guideline 11, to reflect the extended period of minimal activity on the property.

TERRA GAIA INC.

Cream entered into an agreement with Terra Gaia Inc. (formerly Terra Gaia Environmental Group Inc.) ("Terra Gaia") by which it could acquire up to 100% of the outstanding shares of Terra Gaia, a private Canadian company.  Cream was to have completed a financing to raise approximately $3.2 million, which was to be advanced to Terra Gaia pursuant to the agreement, to be used to build and operate a proposed demonstration plant and provide working capital for Terra Gaia.  In consideration for Cream's arrangement of the financing, Terra Gaia would have issued shares to Cream in an amount equal to 50% of the then outstanding share capital of Terra Gaia.  Cream decided not to pursue the opportunity provided by the Terra Gaia transaction.  Cream believes in the economic viability of the Terra Gaia technology and retains 100,000 shares at a cost of $25,000.

CREAM MINERALS LTD.

Quarterly and Annual Report

March 31, 2003

OTHER MATTERS

Cream continues to maintain its U.S. 20-F Registration and trades on the NASD OTC Bulletin Board under the symbol CRMXF.

ACKNOWLEDGEMENTS

At the end of another difficult year, I would like to extend our gratitude and appreciation to our many dedicated employees, consultants and contractors for their assistance and support.

FRANK A. LANG, BA, MA, P.ENG

President & Chairman

CREAM MINERALS LTD.

Quarterly and Annual Report

March 31, 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the audited financial statements of Cream Minerals Ltd. ("Cream") for the years ended March 31, 2003 and 2002, and related notes thereto.  Cream's financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

Overview

Cream is a mineral exploration company with no producing properties and consequently has no current operating income or cash flow.  All of Cream's short to medium-term operating and exploration cash flow must be derived from external financing.  Cream is in the process of attempting to raise additional financing to complete its proposed exploration programs for fiscal 2004.

Cream's accounting policy is to capitalize all costs relating to the acquisition, exploration and development of its mineral property interests until the property to which they relate is placed into production, sold, allowed to lapse or abandoned.  As at March 31, 2003, Cream has capitalized $527,656 (2002 - $1,344,708) on the acquisition and exploration of mineral property interests.

Until June 30, 2001, Cream received management, office, administrative, and geological services from Lang Mining Corporation ("Lang Mining"), a private company owned by the president of Cream, and reimbursed Lang Mining on a cost plus 15% basis.  Cream also paid to Lang Mining management fees of $7,500 during that year.  The administration fees and services contract with Lang Mining expired on June 30, 2001, but Cream continued with the contract until July 31, 2001.  Effective January 1, 2003, Cream commenced paying Lang Mining $2,500 per month for the services of the President and Chairman of the Company, for a total of $7,500 in fiscal 2003.  These services are not provided through LMC Management Services Ltd. ("LMC").

Effective August 1, 2001, Cream has contracted its management, administrative, geological and other services to LMC, a private company held with a group of other public companies, to provide services on a full cost recovery basis to the various public companies currently sharing office premises.

Financing Activities and Capital Expenditures

For the year ended March 31, 2003 ("fiscal 2003"), Cream completed a private placement of 1,166,666 units at $0.15, each unit comprised of a common share and one share purchase warrant, exercisable at $0.20 in the first year and $0.25 in the second year for proceeds of $175,000.  This compares to $150,000 received from a private placement of 1,500,000 units at a price of $0.10 completed in the year ended March 31, 2002 ("fiscal 2002").  The funds were primarily used for exploration of the Nuevo Milenio property in Nayarit, Mexico and administration expenses.

During fiscal 2003, Cream expended $30,890 on acquisition costs and $259,432 on exploration and development costs on the Nuevo Milenio, Kaslo and other properties compared to $184,524 on exploration and development costs and $29,130 on acquisition costs in fiscal 2002, which were expended primarily on the Nuevo Milenio, Blue Jay and Profit Lake properties.  No major exploration work has been carried out on the Kaslo Silver property and in accordance with CICA Accounting Guideline 11, the Company has written the property down in fiscal 2003 by $1,103,700 to a nominal carrying value of $1.  Additional property write-downs included $3,674 expended on the Raven property.  A sampling program was carried out on the property in fiscal 2003.  Due to weather conditions the program was not completed.  The Canadian properties, including the Raven and Bayonne properties are carried at a total cost of $29,754, $27,376 of which is acquisition costs and $2,378 is exploration expenditures.

CREAM MINERALS LTD.

Quarterly and Annual Report

March 31, 2003

Cream has the right and option to earn 100% interest in the Bayonne Aquamarine properties by making payments totalling $100,000 and issuing 500,000 common shares over four years as follows: Cash payments of $5,000 on regulatory approval (paid), $5,000 at the end of six months, $10,000 at the end of 12 months, and $20,000, $30,000 and $30,000 at the end of 24, 36 and 48 months respectively, from the date of regulatory approval.  Share payments include 100,000 common shares upon regulatory approval (issued) and each twelve-month interval thereafter to a total of 500,000 common shares.  A royalty is payable consisting of a 2% Net Products Return ("NPR") Royalty from the production of gemstones from the property, one half of which may be purchased upon commencement of commercial production for $1,000,000.

Cream entered into an option agreement to acquire the Goldsmith property consisting of 14 mineral units in three (3) mineral claims, located near Kaslo, British Columbia.  The option allows Cream to obtain a 100% interest in and to the property by making payments to the Optionors of $110,000 ($2,500 paid subsequent to March 31, 2003) and issuing 200,000 common shares (50,000 issued subsequent to March 31, 2003) over a six-year period.  Upon fulfilling the above obligations, Cream will hold a 100% interest in the Property subject only to a 2.0% Net Smelter Return royalty ("NSR").  Cream has the right to reduce the NSR to 1.0% by the payment of $1,000,000 to the Optionors at any time up to and including the commencement of commercial production.

Cream entered into an option agreement to acquire the Lucky Jack Claim Group property consisting of six (6) mineral claims, located near Kaslo, British Columbia.  The Lucky Jack Claim Group is adjacent to the Goldsmith Property and shares the same history and geology.  The option allows Cream to obtain a 100% interest in and to the Property by making payments to the Optionor of $110,000 ($5,000 paid subsequent to March 31, 2003) and issuing 200,000 common shares (50,000 issued subsequent to March 31, 2003) over a six-year period.  Upon fulfilling the above obligations, Cream will hold a 100% interest in the Property subject only to a 2.0% NSR.  Cream has the right to reduce the NSR to 1.0% by the payment of $1,000,000 to the Optionor at any time up to and including the commencement of commercial production.

During the year, Cream acquired a 30,000-hectare mineral lease in northern Manitoba.  A minimum work deposit of $16,503 has been filed with the Manitoba Director of Mines with respect to this lease.

Cream halted all further exploration of the Profit Lake property in Ontario and the Blue Jay property in British Columbia acquired in fiscal 2001 and the early part of fiscal 2002 due to unsatisfactory exploration results.  After a short exploration program on the properties, Cream determined that the properties did not meet expectations and during fiscal 2002 Cream wrote off $37,914 of exploration expenditures and acquisition costs relating to these properties.

Cream currently maintains an interest in the Raven Mineral claims, which are under option and are located on the west coast of Vancouver Island, British Columbia.  The option agreement calls for the issuance of 200,000 common shares and payments totalling $380,000 over a five-year period.  The first year's commitment included a $50,000 exploration program, which was completed.  The first year's payment of $30,000 and issuance of 50,000 common shares were made.  Cream has written the property down to a nominal carrying value of $1, and is currently reviewing the status of the property with the optionors.  Cream and the optionors of the Raven property have agreed that the property and share payments on this property are to be deferred.  No cash or share payments were made to the optionors in fiscal 2003 or fiscal 2002.  The optionors will retain a 3% NSR royalty if the Company continues to maintain its interest in the property.  Cream can acquire 1.5% of the NSR from gold and silver and 2.0% of the NSR on base metals and other minerals for a total of $1,500,000.

CREAM MINERALS LTD.

Quarterly and Annual Report

March 31, 2003

Current assets decreased to $24,301 in fiscal 2003 as compared to $34,085 in fiscal 2002.  The Company is unable to meet its current commitments of $502,430 (2002 - $319,583) from existing cash balances, and as a result, the Company issued 2,209,256 common shares to three related parties at a price of $0.15 per share subsequent to the year ended March 31, 2003, in settlement of indebtedness in the amount of $331,389, which balance is included in the current commitments noted above.

Investments in marketable securities were valued at $33,335 in fiscal 2003 as compared to $36,498 in fiscal 2002.  The book value of these securities is $43,894.  Cream retains 100,000 shares of Terra Gaia Inc., a private company, at a cost of $25,000.  Shares with a book value of $41,796 are investments in companies with officers and directors in common with the Company.

All of Cream's short to medium-term operating and exploration cash flow must be derived from external financing.  As discussed below, Cream is in the process of attempting to raise additional financing to complete its proposed exploration programs for fiscal 2004.  In the event that market conditions prevent Cream from receiving external financing, Cream will be forced to review its property holdings and prioritize project exploration to fit within cash availability.  Cream's primary exploration focus is currently on the Nuevo Milenio property in Mexico and the Goldsmith, Lucky Jack and Bayonne Aquamarine properties in British Columbia.

With respect to its other mineral property interests, Cream had planned a $3 million exploration program that would include geological mapping, expanded geophysical surveys, gravity surveys, additional soil sampling and 12,100 meters of diamond drilling over existing zones and new targets, on the Black Bear, Black Fox and Ben Hur areas of the Kaslo Silver Property.  This program is contingent on obtaining additional financing.

During the year ended March 31, 2001, Cream acquired three mining lots in the State of Nayarit, Mexico, by denouncement (the Nuevo Milenio property).  An exploration program was conducted on the property in fiscal 2003 at a total cost of $248,631 for a total expenditure to date on the property of $497,901.  In Mexico, tax payments are due in January and July of each year for all mineral property concessions.  These payments escalate and are indexed for all exploration permits.  To date, Cream has made all required tax payments.   The Company has an additional drilling and exploration program planned for the Nuevo Milenio property of $250,000.  This program is contingent on obtaining financing for the program.

Cream has made all the share issuances and cash payments on its current mineral property interests, other than the payments due on the Raven property.  It does not currently anticipate any deficiencies in long-term liquidity but if any such deficiencies arise, Cream would expect to raise additional funds through private placements of its shares, or some other form of equity financing.

The Company's ability to continue in operation is dependent on the continuing support of its creditors and funding from related parties, and the Company's ability to secure additional financing.  While it has been successfully in securing additional financing in the past, there can be no assurance that it will be able to do so in the future.  Accordingly, these financial statements do not reflect adjustment to the carrying value of assets and liabilities and balance sheet classifications that would be necessary if going concern assumptions were not appropriate.  Some adjustments could be material and there is significant doubt about the ability of the Company to continue as a going concern.

CREAM MINERALS LTD.

Quarterly and Annual Report

March 31, 2003

Operating Results

Cream currently has a working capital deficiency of $478,129 (2002 - $285,499), and an accumulated deficit of $13,734,680 (2002 - $12,478,243).

Fiscal Year Ended March 31, 2003 Compared to Fiscal Year Ended March 31, 2002

For the year ended March 31, 2003, Cream incurred a loss of $1,256,437 or $0.07 per common share, compared to $306,380, or $0.02 per common share for the year ended March 31, 2002.  Total operating expenses, before interest income and mineral property write-downs were $149,400 in fiscal 2003 as compared to $146,121 in fiscal 2002.  In fiscal 2003 Cream wrote down the Kaslo property by $1,103,700 to a nominal carrying value of $1 as no significant exploration activity has been carried out of the property due to financial constraints for several years.  Total mineral property write-downs in fiscal 2003 totalled $1,107,374 as compared to write-downs in fiscal 2002 of the Profit Lake, Blue Jay and Raven mineral property interests for a total of $161,466.

Legal, accounting and audit fees decreased from $34,481 in fiscal 2002 to $18,871 in fiscal 2003.  Certain accounting functions were performed by a contractor in fiscal 2002, but are now offset by an increase in salaries and benefits from $48,952 in fiscal 2002 to $55,239 in fiscal 2003.

Shareholder communications increased from $22,287 in fiscal 2002 to $35,334 in fiscal 2003.  Listing and filing fees increased from $8,507 in fiscal 2002 to $10,149 in fiscal 2003.  Transfer agent fees increased from $6,274 in fiscal 2002 to $6,946 in fiscal 2003.  Website, printing, answering investor queries, and other related costs increased from $7,506 in fiscal 2002 to $18,239 in fiscal 2003.  Stock option compensation of $5,939 is included in fiscal 2003 with no comparative expenditure in fiscal 2002.  Annual report and proxy solicitation costs are also included in shareholder communications expenses, as are the costs of preparing maps and other figures used for display purposes.  During the year ended March 31, 2003, there were no investor relations consultants under contract to Cream.

Travel and conference costs of $845 in fiscal 2002 compare to $532 in fiscal 2003.  Management fees were paid to Lang Mining Corporation ("Lang Mining"), a private company controlled by the president of the Company for the services of the president and chairman of $7,500 in each fiscal year.  The Company has agreed to pay a management fee of $2,500 per month to Lang Mining commencing January 1, 2003.  The management fees paid in fiscal 2002 were paid to Lang Mining for the three months ended June 30, 2001, when the office administration services contract with Lang Mining expired and LMC Management Services Ltd. ("LMC") commenced providing office and other administrative services to the Company.  Office and administration expenses have decreased from $30,765 in fiscal 2002 to $10,652 in fiscal 2003, due to the Company's effort to continue to decrease overhead.

Fiscal Year Ended March 31, 2002 Compared to Fiscal Year Ended March 31, 2001

For the year ended March 31, 2002, Cream incurred a loss of $306,380 or $0.02 per common share, compared to $239,201, or $0.02 per common share for the year ended March 31, 2001.  Total operating expenses, before interest income were $146,121 in fiscal 2002 compared to $241,682 in fiscal 2001.  Cream wrote down the Profit Lake, Blue Jay and Raven mineral property interests for a total of $161,466 in fiscal 2002.  There were no write-downs of mineral property interests in fiscal 2001.

CREAM MINERALS LTD.

Quarterly and Annual Report

March 31, 2003

Cream's expenditures for fiscal 2002 continue to reflect an overall decrease in activity over the prior year as Cream has been under pressure to conserve cash flow.

Legal, accounting and audit fees increased from $19,003 in fiscal 2001 to $34,481 in fiscal 2002, as certain accounting functions are performed by a contractor, offset by a decrease in office and administrative expenses which decreased from $74,575 in fiscal 2001 to $30,765 in fiscal 2002, reflecting the reduced activity.  Shareholder communications and travel and conferences decreased from $45,266 and $2,936, respectively, in fiscal 2001 to $22,287 and $845, respectively, in fiscal 2002.  Salaries and benefits decreased from $68,273 in fiscal 2001 to $48,952 in fiscal 2002.  There were severance costs incurred in fiscal 2001.  In fiscal 2002, there were no investor relations consultants under contract to Cream.

Effective April 1, 2000, Cream adopted the liability method of accounting for income taxes in accordance with the recommendations of the Canadian Institute of Chartered Accountants.  Under this method, future income tax assets and liabilities are based on differences between financial reporting and tax basis of assets and liabilities measured using current income tax rates.  Cream has applied the new recommendations retroactively.  The adoption of the liability method of tax allocations did not result in any adjustment to opening retained earnings.

General

Subject to regulatory approval and subsequent to the year ended March 31, 2003, Cream has retained the services of Renmark Financial Communications Inc. ("Renmark") to provide investor relations services.  Renmark will distribute news and information on Cream and provide consistent and timely contact with Cream's shareholders, other investors and industry professionals on behalf of Cream.  Renmark will receive a fee of $4,000 per month starting August 2003.  The term of the contract is for 12 months, with a minimum 6-month service period.  Renmark and its employees are at arm's-length to Cream.

During fiscal 2003, 1,151,000 stock options were granted to employees, directors and consultants at $0.15 per share expiring between April 26, 2007 and May 17, 2007.  During fiscal 2003 10,000 stock options were exercised at a price of $0.10 and 261,400 options with an exercise price of $0.30 expired, unexercised.  Stock options granted during fiscal 2003 were issued pursuant to a stock option plan approved by shareholders at the Annual General Meeting held in September 2000 and approved by the TSX Venture Exchange.

Computershare Trust Company of Canada
510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604) 661-9400 Fax: (604) 683-3694

August 18, 2003

To:

All Applicable Commissions and Stock Exchanges

Dear Sirs:

Subject:

CREAM MINERALS LTD.

We confirm that the following material was sent by pre-paid mail on August 18, 2003, to the registered shareholders of the subject Corporation:

1.

Notice of Annual General Meeting/Information Circular/Quarterly and Year End Report

BC Form 51-901F for the Quarter Ended March 31, 2003/Consolidated Financial

Statements as at March 31, 2003 and 2002/Schedules B-C

2.

Proxy

3.

Supplemental Mailing List Return Card

4.

Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding communication with beneficial owners of securities of the Reporting Issuer.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Anita Basi"

Assistant Account Manager

Stock Transfer, Client Services

Telephone: (604) 661-0270

Fax:  (604) 683-3694

commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.

(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).

(d) The discussion must be factual, balanced and non-promotional.

(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*

Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*

Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.

(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;

(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;

(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;

(d) material write-off or write-down of assets;

(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;

(f) material contracts or commitments;

(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previous released, discuss this fact and the reasons for the variance);

(h) material terms of any existing third party investor relations arrangements or contracts including:

i. the name of the person;

ii. the amount paid during the reporting period; and

iii. the services provided during the reporting period;

(i) legal proceedings;

(j) contingent liabilities;

(k) default under debt or other contractual obligations;

(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;

(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;

(n) management changes; or

(o) special resolutions passed by shareholders.

4. *Subsequent Events*

Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*

(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.

(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*

Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (management Discussion) are filed under Document Type: BC Form 51-901 (previously Document Type Form 61(BC)).

Meeting the Form Requirements

BC Form 510-901 consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National instrument 132-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901 that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of the certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY MM DD
Cream Minerals Ltd.	June 30, 2003	2003 Aug. 29

ISSUER ADDRESS

Suite 1400 – 570 Granville Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6C 3P1	604-687-4212	604-687-4622

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Shannon Ross	Secretary	604-687-4622

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
invrel@langmining.com	www.creamminerals.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
"Arthur G. Troup"	Arthur G. Troup	2003 AUG. 29
"Frank A. Lang"	Frank A. Lang	2003 AUG. 29

CREAM MINERALS LTD.
CONSOLIDATED BALANCE SHEETS
(Unaudited - prepared by management)

	June 30,	March 31,
	2003	2003

Assets

Current assets
Cash and cash equivalents	$ 7,082	$ 8,721
Taxes recoverable	14,992	11,080
Prepaid expenses	4,282	4,500
	26,356	24,301

Reclamation and other deposits	16,503	16,503
Investments	68,895	68,895
Mineral property interests (see schedule) (Note 2)	584,348	527,656
	$ 696,102	$ 637,355

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$ 24,142	$ 10,158
Accounts payable, related parties (Note 4)	231,901	492,272
	256,043	502,430

Shareholders' equity
Share capital (Note 3)	14,202,639	13,856,750
Contributed surplus	15,881	12,855
Deficit	(13,778,461)	(13,734,680)
	440,059	134,925

	$ 696,102	$ 637,355

Approved by the Board

/s/Frank A. Lang	/s/Arthur G. Troup
Frank A. Lang	Arthur G. Troup
Director	Director

CREAM MINERALS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - prepared by management)
Three Months Ended
June 30,
2003	2002
Expenses (Income)
Depreciation	$-	$-
Foreign exchange	$(381)	$(10,127)
Legal, accounting and audit	4,232	592
Management fees	7,500	-
Office and administration	2,673	3,495
Project closure costs	-	-
Property investigations	896	10,965
Salaries and benefits	8,328	14,477
Shareholder communications	7,094	8,641
Taxes	-	-
Travel and conferences	3,651	3,632
Write-down of mineral property interests	9,807	600
Write-down of fixed assets	-	-
Write-down of investment	-	-
Interest and other income	(19)	(283)
	43,781	31,992

Loss for the period	(43,781)	(31,992)
Deficit, beginning of period	(13,734,680)	(12,478,243)

Deficit, end of period	$(13,778,461)	$(12,510,235)

Loss per share	$(0.00)	$(0.00)

Weighted average number of
common shares outstanding	21,172,901	18,207,801

CREAM MINERALS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - prepared by management)

	Three Months Ended
	June 30,
	2003	2002

Cash provided by (used for)

Operations
Loss for the period	$ (43,781)	$ (31,992)
Items not involving cash
Stock option compensation	721	3,776
Write-down of mineral property interests	9,807	600
	(33,253)	(27,616)

Changes in non-cash working capital
Taxes recoverable	(3,912)	(1,432)
Prepaid expenses	218	(3,014)
Accounts payable and accrued liabilities	13,984	(2,325)
Accounts payable, related parties	71,018	48,416
	48,055	14,029

Investments
Mineral property interests:
Acquisition costs	(9,922)	-
Exploration and development costs	(39,772)	(31,162)
Reclamation and other deposits	-	(255)
Investments	-	(17,500)
	(49,694)	(48,917)

Financing
Common shares issued for cash	-	34,032

Decrease in cash and cash equivalents during	(1,639)	(856)
the period
Cash and cash equivalents, beginning of period	8,721	21,626

Cash and cash equivalents, end of period	$ 7,082	$ 20,770

Supplemental information
Issuance of shares for debt settlement	$ 331,389	$ -
Shares issued for mineral property interests	$ 14,500	$ -
Stock compensation in mineral property interests	$ 2,305	$ 3,458

CREAM MINERALS LTD.

(Unaudited - prepared by management)
	June 30,	March 31,
	2003	2003
Kaslo Silver Property, British Columbia
Acquisition costs
Balance, beginning of period	$ 1	$ 169,312
Incurred during the period	-	830
Balance, end of period	1	170,142
Exploration and development costs
Assays and analysis	-	212
Geological	56	453
Site activities	-	6,769
Incurred during the period	56	7,434
Balance, beginning of period	-	926,125
Balance, end of period	56	933,559
Write down of mineral property	-	(1,103,700)
	57	1
Raven and other properties, Canada
Acquisition costs
Balance, beginning of period	27,377	1
Incurred during the period	24,422	30,060
Balance, end of period	51,799	30,061
Exploration and development costs
Assays and analysis	1,400	-
Geological	14,654	3,367
Travel and accommodation	4,102	-
Incurred during the period	20,156	3,367
Balance, beginning of period	2,377	-
Balance, end of period	22,533	3,367
Write down of mineral property	(9,807)	(3,674)
	64,525	29,754
Nuevo Milenio, Mexico
Exploration and development costs
Assays and analysis	-	10,707
Drilling	-	95,852
Geological	15,864	73,799
Site activities	5,590	58,390
Travel and accommodation	411	9,883
Incurred during the period	21,865	248,631
Balance, beginning of period	497,901	249,270
Balance, end of period	519,766	497,901

Total mineral property interests	$ 584,348	$ 527,656

CREAM MINERALS LTD.

Notes to the Consolidated Financial Statements

For the three months ended June 30, 2003 and 2002

(Unaudited - prepared by management)

1.

Going concern and nature of operations

The accompanying financial statements for the interim periods ended June 30, 2003 and 2002, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented.  The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year.  These financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters, which would be included in full year financial statements, and therefore should be read in conjunction with the Company's audited financial statements for the year ended March 31, 2003.

Cream Minerals Ltd. (the "Company") is incorporated in the Province of British Columbia under the Company Act (British Columbia), and its principal business activity is the exploration and development of mineral properties.

These financial statements are prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business.  Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these financial statements.  The Company has a working capital deficiency as at June 30, 2003, of $229,687.

Without additional external funding to meet existing obligations and to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company's ability to operate as a going concern.  Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future.  The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title.  Property title may be subject to unregistered prior agreements and non-compliance regulatory requirements.

2.

Mineral property interests

Goldsmith property

The Company holds an option to acquire a 100% interest in the Goldsmith property located near Kaslo, British Columbia.  The option agreement calls for the issuance of 200,000 common shares (50,000 issued) and cash payments totalling $110,000 ($2,500 paid) over six years.  The optionors will retain a 2% net smelters return royalty ("NSR") on all metals.  Cream has the right to reduce the NSR to 1.0% by the payment of $1,000,000 to the Optionor at any time up to and including the commencement of commercial production.

Lucky Jack property

The Company entered into an option agreement to acquire a 100% interest in the Lucky Jack mineral claims located near Kaslo, British Columbia.  The option agreement calls for the issuance of 200,000 common shares (50,000 issued) and payments totalling $110,000 ($5,000 paid) over 6 years.  The optionor will retain a 2% NSR royalty on all metals.  Cream has the right to reduce the NSR to 1.0% by the payment of $1,000,000 to the Optionor at any time up to and including the commencement of commercial production.

CREAM MINERALS LTD.

Notes to the Consolidated Financial Statements

For the three months ended June 30, 2003 and 2002

(Unaudited - prepared by management)

3.

Share capital

Authorized:

500,000,000 common shares without par value

Issued and fully paid:

	Number of Shares	Amount
Balance, March 31, 2002	18,095,828	$13,606,707
Shares issued for other
Bayonne Aquamarine property payment	100,000	15,000
Shares issued for cash
Private placement	1,166,666	175,000
Exercise of warrants	492,025	59,043
Stock options exercised	10,000	1,000
Balance, March 31, 2003	19,864,519	13,856,750
Shares issued for other
Lucky Jack mineral property payment	50,000	7,500
Goldsmith mineral property payment	50,000	7,000
Debt settlement (Note 4 (f))	2,209,256	331,389
Balance, June 30, 2003	22,173,775	$14,202,639

In July 2003 two common shares were issued to account for fractional rounding resulting from previous capital alterations.  There was no value attached to this share issuance.

4.

Related party transactions and balances

	2003	2002
Services rendered during the period:
LMC Management Services Ltd. (a)	$ 17,926	$ 30,383
Lang Mining Corporation (b)	7,500	--
Director (c)	8,390	9,326
Legal fees	2,026	--

Balances receivable from (payable to) (e):
LMC Management Services Ltd.	(27,035)	(31,649)
Lang Mining Corporation	(86,808)	(202,091)
Sultan Minerals Inc	(4,042)	(94)
ValGold Resources Ltd	(550)	--
Directors	(105,897)	(113,991)
Legal fees	(7,569)	(7,936)
	$ (231,901)	$ (355,761)

(a)

Commencing August 1, 2001, management, administrative, geological and other services have been provided by LMC Management Services Ltd. ("LMC"), a private company held by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.

CREAM MINERALS LTD.

Notes to the Consolidated Financial Statements

For the three months ended June 30, 2003 and 2002

(Unaudited - prepared by management)

4.

Related party transactions and balances (continued)

(b)

Lang Mining Corporation ("Lang Mining") is a private company controlled by the President of the Company.  Lang Mining provides management services at a rate of $2,500 per month for the services of the president and chief executive officer.

(c)

Fees are paid to a director at a rate of US$2,000 per month for administrative services.

(d)

The Company's investments include shares of Sultan Minerals Inc., Emgold Mining Corporation and ValGold Resources Ltd., companies with directors and management in common with the Company.

(e)

Balances receivable from (payable to) are included in accounts receivable and accounts payable and accrued liabilities, respectively, on the balance sheets.  These amounts are non-interest bearing and due on demand.

(f)

During the period, the Company issued 2,209,256 common shares to three related parties at a price of $0.15 per share, subject to a four-month hold period, expiring September 13, 2003, in satisfaction of indebtedness in the amount of $331,389.

CREAM MINERALS LTD.

Quarterly Report

June 30, 2003

SCHEDULE A:  FINANCIAL INFORMATION

See attached unaudited consolidated financial statements.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1.

Analysis of expenses and deferred costs.

See unaudited consolidated financial statements attached in Schedule A to the Form 51-901F.

2.

Related party transactions

See note 4 to the unaudited consolidated financial statements attached in Schedule A to the Form 51-901F.

3.

Summary of securities issued and options granted during the period

(a)

Securities issued during the three months ended June 30, 2003:

Date of Issue	Type of Security	Type of Issue	Number	Price ($)	Total Proceeds ($)	Type of Consideration	Commission Paid
April 3, 2003	Common	Property Payment	50,000	$0.14	7,000	Property Payment	Nil
April 9, 2003	Common	Property Payment	50,000	$0.15	7,500	Property Payment	Nil
May 12, 2003	Common	Debt settlement	2,209,256	$0.15	331,389	Debt settlement	Nil

(a)

Options granted during the three months ended June 30, 2003

Nil

4.

Summary of securities as at the end of the reporting period

(a)

Authorized Capital

500,000,000 common shares without par value.

Issued and Outstanding Capital

22,173,775 common shares

CREAM MINERALS LTD.

Quarterly Report

June 30, 2003

(b)(i)

Stock Options Outstanding

Number of Shares	Exercise Price($)	Expiry Date
74,000	0.30	January 15, 2004
50,000	0.30	June 11, 2004
712,600	0.10	September 29, 2005
1,051,000	0.15	April 26, 2007
100,000	0.15	May 17, 2007
1,987,600

(ii)

Warrants Outstanding

Number of Shares	Exercise Price ($) Yr 1 / Yr.2	Expiry Date
1,007,975	0.15	January 31, 2004
1,166,666	0.20/0.25	August 13, 2003/04
2,174,641

(iii)

Shares in Escrow

There are no shares in escrow.

5.

List of directors and officers as at the date this report is signed and filed.

Frank A. Lang (director and officer)

Ronald Lang (director)

Sargent H. Berner (director)

Ferdinand Holcapek (director)

William J. Witte (director and officer)

Arthur G. Troup (director and officer)

Shannon Ross (officer)

CREAM MINERALS LTD.

Quarterly Report

June 30, 2003

SCHEDULE C:  MANAGEMENT DISCUSSION

NUEVO MILENIO SILVER-GOLD PROPERTY, MEXICO

The Nuevo Milenio property, located south of Tepic in the municipality of Xalisco, State of Nayarit, Mexico, covers a small caldera approximately five kilometres in diameter.  The caldera's rim is partially defined by rhyolitic intrusions and domes.  Three styles of gold-silver mineralization have been identified on the property, i) narrow bonanza-grade veins which were the target of early Spanish explorers; ii) broad vein and stockwork zones discovered in trenching; and iii) disseminated deposits hosted in silicified and argillized tuffs.  The principal structures are defined by numerous colonial workings.  The project is in the early stages of exploration and there are no known records of past diamond drill work.  Work completed to date has been extensively documented and defines the geology and geochemistry of a few areas within the 3,000-hectare property.

All of the mineralized zones have former workings that have been subjected to deep surface leaching of gold-silver values and now show only limonitic stained silicified and argillized rocks on surface.  In the workings, fresh exposures show vuggy silica, coarse and fine quartz veinlets, stockwork filling and brecciation filled with chalcedonic quartz with locally fine scattered pyrite.  Pyrite to date has not been commonly observed in outcrop.  The mineralized zones show evidence of multiple hydrothermal mineralizing events.  Three target zones, Chacuaco, Dos Hornos and Once Bocas have provided encouraging surface results and cover relatively large areas in terms of several hundreds of meters in both potential width and length.

Soil sample results indicate that there is a broad mineralized zone trending northwest across Cerro Chacuaco.  The target zone appears to have a surface expression of some 400 metres east west and some 200 metres north south and is open to the south.  This part of the mineralized zone lies in an area where erosion has recently removed a basalt cover within a caldera.  Geologically, tertiary basalt flows cover part of the caldera and part of the mineralized zone, thus protecting much of it from weathering and intense surface leaching.  In those areas where surface leaching appears to have been less intense because of protection by basalt, or where erosion has caused partial removal of the leached cap, there exists the likelihood of higher gold-silver values being near surface and therefore having potential for open pit mining or bulk-tonnage targets.

Additional geologic and geochemical investigation of the La Curva caldera is under way.  An independent geological consultant has recommended hand trenching and select sampling of the disseminated target areas to gather further data on precious metal concentrations and other elements.  Rock chip sampling is proposed along with a further reconnaissance review and diamond drilling.

MANITOBA NICKEL PROPERTY

Cream has a 30,000-hectare mineral lease in northern Manitoba.  The property is entirely covered by unconsolidated tills, alluvial sediments and a thin veneer of Paleozoic sediments below which the geology is believed to consist of rocks belonging to the extension of the Thompson Nickel Belt.  The property adjoins a similar size mineral lease held by ValGold Resources Ltd. ("ValGold").  A ground geophysical survey completed by ValGold on a small portion of its property identified a large magnetic anomaly, which may represent a near flat-lying massive sulphide target.  In the Thompson belt such targets have the potential to host economic concentrations of nickel, copper and platinum group elements.

Cream intends to have the property covered by an airborne geophysical survey in order to further define targets for diamond drill testing.  The survey will include both magnetic and electromagnetic coverage.

KASLO SILVER PROPERTY, BRITISH COLUMBIA

The 4000-hectare Kaslo Silver property is located 12 kilometres west of the town of Kaslo in southeastern British Columbia.  The property encompasses the historic Keen Creek Silver belt and includes ten former high-grade silver mines that operated on the property from 1895 to 1953.  Historical records show that silver grades ranged from 100 to 5,000 grams per tonne.

Subject to financing, Cream plans to collect a 5,000 to 10,000 tonne bulk sample from each of Silver Bear and Cork South and have them processed at a nearby mill.  It is expected that the value of the metals recovered from the program would pay the cost of sampling and recovery.

All planned exploration activity is dependent upon the ability of the Company to obtain financing.

CREAM MINERALS LTD.

Quarterly Report

June 30, 2003

BAYONNE AQUAMARINE PROPERTIES

Cream has the right and option to earn 100% interest in the Bayonne Aquamarine properties by making payments totalling $100,000 and issuing 500,000 common shares over four years as follows: Cash payments of $5,000 on regulatory approval (paid), $5,000 at the end of six months, $10,000 at the end of 12 months, and $20,000, $30,000 and $30,000 at the end of 24, 36 and 48 months respectively, from the date of regulatory approval.  Share payments include 100,000 common shares upon regulatory approval (issued) and each twelve-month interval thereafter to a total of 500,000 common shares.  A royalty is payable consisting of a 2% Net Products Return ("NPR") Royalty from the production of gemstones from the property.  Cream has the right to reduce the NPR to 1.0% by the payment of $1,000,000 to the Optionor at any time up to and including the commencement of commercial production.

Geological Setting

Currently, the deposits are covered by five claim groups: Lloyds Mine (4 units), OMG (14 units), Cultus (2 units), Rusty (4units) and Toby (12 units) for a total of 36 units or 900 hectares.  Additional staking is in progress to cover the prospective ground.  The beryl/aquamarine deposits are at or near the eastern and southern contacts of the Shaw Creek Intrusive (Unit KBSC), one of the eight divisions of the Cretaceous/Jurassic bayonne batholith.  The deposits occur mainly in the pegmatites, which intrude either the KBSC division of the batholith or contact rocks intruded by that division.  The intrusive rock is termed by Reeser (1996) as biotite leucogranodiorite with megacrysts of potassium feldspar.  The pegmatites are composed mainly of coarse crystals of quartz, feldspar, biotite and beryl.  Access to most of the properties is by road with short hikes, but some areas require helicopter transport.

Recommendations

Dr. Joseph Montgomery, geological consultant to the Company, recommends that the presence of large crystals of green and blue beryl over a wide area and the presence of one crystal of gem quality aquamarine is sufficient to warrant an exploration program over the areas in which the beryl-bearing pegmatites occur along the intrusive contact of Shaw Creek granodiorite.  The preliminary program should consist of geological mapping and geochemical surveys for beryllium and chromium.  Anomalies may be evaluated with follow-up trenching.

Cream recently commenced a fieldwork program consisting of a geological crew mapping and sampling crystals throughout the property.

CREAM MINERALS LTD.

Quarterly Report

June 30, 2003

GOLDSMITH PROPERTY

Cream entered into an option agreement to acquire the Goldsmith property consisting of 14 mineral units in three (3) mineral claims, located near Kaslo, British Columbia.  The option allows Cream to obtain a 100% interest in and to the property by making payments to the Optionors of $110,000 ($2,500 paid) and issuing 200,000 common shares (50,000 issued) over a six-year period.  Upon fulfilling the above obligations, Cream will hold a 100% interest in the Property subject only to a 2.0% Net Smelter Return royalty ("NSR").  Cream has the right to reduce the NSR to 1.0% by payment of $1,000,000 to the Optionors at any time up to and including the commencement of commercial production.

The Goldsmith property was initially staked in 1903 when rich gold bearing quartz veins were discovered by placer miners working on Poplar Creek, which runs through the northwest corner of the property and flows into the Lardeau River.

The property is underlain by carbonaceous phyllitic rocks of the Index Formation, which are cut by Mesozoic metadiorite dikes.  Numerous, irregular quartz veins are associated with the intrusive rocks and can carry very high quantities of free gold.  Gold content is irregular within the veins and smaller veins appear to be of higher grade than the larger ones.  Westmin Resources last worked the area in 1980 and 1981 and discovered an extensive gold soil anomaly on the Property.  Cream plans to investigate this anomaly along with prospecting and trenching in preparation for diamond drill testing.

LUCKY JACK PROPERTY

Cream entered into an option agreement to acquire the Lucky Jack Claim Group property consisting of six (6) mineral claims, located near Kaslo, British Columbia.  The Lucky Jack Claim Group is adjacent to the Goldsmith Property and shares the same history and geology.  The option allows Cream to obtain a 100% interest in and to the Property by making payments to the Optionor of $110,000 ($5,000 paid) and issuing 200,000 common shares (50,000 issued) over a six-year period.  Upon fulfilling the above obligations, Cream will hold a 100% interest in the Property subject only to a 2.0% NSR.  Cream has the right to reduce the NSR to 1.0% by payment of $1,000,000 to the Optionor at any time up to and including the commencement of commercial production.

A detailed exploration program is being planned on the Goldsmith and Lucky Jack properties, subject to the Company obtaining sufficient financing.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the unaudited financial statements of Cream Minerals Ltd. ("Cream") for the three months ended June 30, 2003 and 2002, and related notes thereto.  Cream's financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

Overview

Cream is a mineral exploration company with no producing properties and consequently has no current operating income or cash flow.  All of Cream's short to medium-term operating and exploration cash flow must be derived from external financing.  Cream is in the process of attempting to raise additional financing to complete its proposed exploration programs for fiscal 2004.

Cream's accounting policy is to capitalize all costs relating to the acquisition, exploration and development of its mineral property interests until the property to which they relate is placed into production, sold, allowed to lapse or abandoned.  As at June 30, 2003, Cream has capitalized $584,348 (June 30, 2002 - $1,378,728) on the acquisition and exploration of mineral property interests.

Effective January 1, 2003, Cream commenced paying Lang Mining Corporation ("Lang Mining"), a private company owned by the president of Cream, a fee of $2,500 per month for the services of the President and Chairman of the Company.  These services are not provided through LMC Management Services Ltd. ("LMC").

Effective August 1, 2001, Cream has contracted its management, administrative, geological and other services to LMC, a private company held with a group of other public companies, to provide services on a full cost recovery basis to the various public companies currently sharing office premises.

Financing Activities and Capital Expenditures

During the three months ended June 30, 2003 ("June 2003"), Cream expended $24,422 on acquisition costs and $42,077 on exploration and development costs on the Nuevo Milenio, Raven, Bayonne, Goldsmith and Lucky Jack properties compared to $nil on acquisition costs and $34,620 on exploration and development costs in the three months ended June 30, 2002 ("June 2002"), which were expended primarily on the Nuevo Milenio property.

Financial Constraints

All of Cream's short to medium-term operating and exploration cash flow must be derived from external financing.  As discussed below, Cream is in the process of attempting to raise additional financing to complete its proposed exploration programs for fiscal 2004.  In the event that market conditions prevent Cream from receiving external financing, Cream will be forced to review its property holdings and prioritize project exploration to fit within cash availability.  Cream's primary exploration focus is currently on the Nuevo Milenio property in Mexico and the Goldsmith, Lucky Jack and Bayonne Aquamarine properties in British Columbia.

CREAM MINERALS LTD.

Quarterly Report

June 30, 2003

With respect to its Kaslo Silver property, which was written down to a nominal carrying value of $1 in the year ended March 31, 2003, Cream had planned a $3 million exploration program that would include geological mapping, expanded geophysical surveys, gravity surveys, additional soil sampling and 12,100 meters of diamond drilling and bulk sampling over existing zones and new targets, on the Black Bear, Black Fox and Ben Hur areas of the property.  This program is contingent on obtaining additional financing.

During the year ended March 31, 2001, Cream acquired three mining lots in the State of Nayarit, Mexico, by denouncement (the Nuevo Milenio property).  In Mexico, tax payments are due in January and July of each year for all mineral property concessions.  These payments escalate and are indexed for all exploration permits.  To date, Cream has made all required tax payments, including the payment made in July 2003.  The Company has an additional drilling and exploration program planned for the Nuevo Milenio property of $250,000.  This program is contingent on obtaining financing.

Cream has made all the share issuances and cash payments on its current mineral property interests, other than the payments due on the Raven property, on which the optionors have agreed to an indefinite deferral.

The Company's ability to continue in operation is dependent on the continuing support of its creditors and funding from related parties, and the Company's ability to secure additional financing.  While it has been successful in securing additional financing in the past, there can be no assurance that it will be able to do so in the future.  Accordingly, these financial statements do not reflect adjustment to the carrying value of assets and liabilities and balance sheet classifications that would be necessary if going concern assumptions were not appropriate.  Some adjustments could be material and there is significant doubt about the ability of the Company to continue as a going concern.

Current assets decreased to $26,356 in June 2003 as compared to $36,813 in June 2002.  The Company is unable to meet its current commitments of $256,043 (March 31, 2003 - $502,430) from existing cash balances.  Due to its inability to meet its financial commitments, and the reliance on the Company's major shareholder for financial support, and to improve the working capital position of the Company, 2,209,256 common shares were issued to three related parties at a price of $0.15 per share in the three months ended June 30, 2003, in settlement of indebtedness in the amount of $331,389.

Investments in marketable securities were valued at $21,911 at June 30, 2003, as compared to $31,460 at June 30, 2002, primarily due to the volatility of the marketable securities held.  The book value of these securities is $43,894.  Cream retains 100,000 shares of Terra Gaia Inc., a private company, at a cost of $25,000.  Shares with a book value of $41,797 are investments in companies with officers and directors in common with the Company.

Operating Results

Cream currently has a working capital deficiency of $229,687 at June 30, 2003 (June 30, 2002 - $327,999), and an accumulated deficit of $13,778,461 at June 30, 2003 (June 30, 2002 - $12,510,235).

Three Months Ended June 30, 2003, Compared to Three Months Ended June 30, 2002

For the three months ended June 30, 2003, Cream incurred a loss of $43,781 or $0.00 per common share, compared to $31,992, or $0.00 per common share for the three months ended June 30, 2002.  Total operating expenses, before interest income, were $33,993 in June 2003 as compared to $31,675 in June 2002.  Property write-downs of $9,807 in June 2003 and $600 in June 2002 relate to the Raven property.

Legal, accounting and audit fees increased from $592 in June 2002 to $4,232 in June 2003, primarily due to new regulatory requirements and changes.  Salaries and benefits decreased from $14,477 in June 2002 to $8,328 in June 2003.  Salaries and benefits were lower in June 2003, as the fiscal 2003-year end audit was completed in July 2003 and time allocation will be incurred in the second quarter of fiscal 2004.

Shareholder communications decreased from $8,641 in June 2002 to $7,094 in June 2003, primarily due to the decrease in stock option compensation included in this expense category.  Listing and filing fees increased from $950 in June 2002 to $2,957 in June 2003 due to property acquisitions.  Transfer agent fees increased from $736 in June 2002 to $1,104 in June 2003.  Website, printing, answering investor queries, and other related costs decreased from $3,180 in June 2002 to $2,312 in June 2003.  Stock option compensation of $3,776 for vested stock options granted in the year ended March 31, 2003, is included in June 2002, compared to $721 in June 2003, as a result of changes in accounting policies under generally accepted accounting principles.

Subject to regulatory approval and subsequent to the three months ended June 30, 2003, Cream has retained the services of Renmark Financial Communications Inc. ("Renmark") to provide investor relations services.  Renmark will distribute news and information on Cream and provide consistent and timely contact with Cream's shareholders, other investors and industry professionals on behalf of Cream.  Renmark will receive a fee of $4,000 per month starting August 2003.  The term of the contract is for 12 months, with a minimum 6-month service period.  Renmark and its employees are at arm's-length to Cream.  The major shareholder of the Company, Mr. Frank A. Lang, will provide funding for these services.  Repayment of these advances may only be made from unallocated working capital and may not be settled by exchange of common shares for debt, pursuant to the policies of the TSX Venture Exchange.

Travel and conference costs of $3,632 in June 2002 compare to $3,651 in June 2003.  In June 2003 management fees of $7,500 were paid to Lang Mining for the services of the president and chairman, pursuant to an agreement dated January 1, 2003.  No management fee was paid to Lang Mining in June 2002.

CREAM MINERALS LTD.

Quarterly Report

June 30, 2003

Three months ended June 30, 2002, Compared to Three Months ended June 30, 2001

For the three months ended June 30, 2002, Cream incurred a loss of $31,992, or $nil per common share, compared to a loss of $36,816, or $nil per share for the three months ended June 30, 2001, ("June 2001").  Total operating expenses, net of interest income were $32,775 in June 2002 compared to $36,792 in June 2001.

Cream's expenditures for June 2002 continued to reflect the low level of activity and a continued effort by the Company to conserve cash flow.

Legal, accounting and audit fees had a nominal decrease from $1,432 in June 2001 to $592 in June 2002.

Office and administrative expenses decreased from $21,751 in June 2001 to $3,495 in June 2002, reflecting the reduced activity.  Shareholder communications and travel and conferences increased from $1,150 and $nil, respectively, in June 2001 to $8,641 and 3,632, respectively, in June 2002, partly due to increased exchange and filing fees.  Salaries and benefits increased from $12,179 in June 2001 to $14,477, which includes a portion of stock option compensation of $7,234 incurred in the quarter.  The stock option compensation is a non-cash expense.  Stock option compensation totals $7,234 in June 2002, with no comparable expense in June 2001.  There were no investor relations' consultants under contract in fiscal 2003.  Additional costs of $600 incurred in the quarter relating to the Raven mineral project were written off.

Cream is preparing a NI 43-101 report on the Nuevo Milenio property.  Planned exploration on the new properties acquired in the British Columbia interior has been delayed due to the dry weather and related fire hazards.

CREAM MINERALS LTD. CMA-TSX VENTURE 1400 - 570 Granville Street Vancouver, BC Canada V6C 3P1 Tel: (604) 687-4622 Fax: (604) 687-4212 Toll free: 1-888-267-1400 Email: Investor@langmining.com

August 29, 2003

British Columbia Securities Commission PO Box 10142 Pacific Centre, 701 West Georgia Street Vancouver, BC V7Y 1L2	Alberta Securities Commission 4th Floor, 300 - 5th Avenue S.W. Calgary, AB, Canada T2P 3C4

Dear Sirs:

Re:     Quarterly Report for the Period Ended June 30, 2003

On August 29, 2003, the following material was distributed by Cream Minerals Ltd. ("the Company") to shareholders appearing on the Company's supplemental mailing list:

1.

BC Form 51-901F for the period ended June 30, 2003; and

2.

Consolidated Financial Statements for the period ended June 30, 2003.

Sincerely,

CREAM MINERALS LTD.

"Rodrigo A. Romo"

Rodrigo A. Romo

Legal Assistant
for Cream Minerals Ltd.

cc:

United States Securities and Exchange Commission - 20F  #000-29870

cc:

TSX Venture Exchange